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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD ON

JULY 29, 2021

- AND -

MANAGEMENT INFORMATION CIRCULAR

HIGH TIDE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the "Meeting") of shareholders (the "Shareholders") of High Tide Inc. (the "Company") will be held via live webcast at www.agmconnect.com/HighTide2021 at 10:00 a.m. (Calgary time) on July 29, 2021. This year, to deal with the public health impact of COVID-19, the Company is conducting an online only Shareholders' meeting. You will not be able to attend the Meeting physically.

The Meeting is being held for the following purposes:

1. To receive the audited annual financial statements of the Company for the year ended October 31, 2020, together with the report of the auditor thereon;

2. To reappoint Ernst & Young LLP as auditor of the Company for the ensuing year and to authorize the board of directors of the Company (the "Board") to fix the auditor's remuneration;

3. To fix the number of directors at five;

4. To elect directors of the Company for the ensuing year, as more particularly set forth in the accompanying proxy and management information circular dated June 14, 2021, and prepared for the purpose of the Meeting (the "Information Circular");

5. To consider and, if deemed appropriate, pass a resolution confirming and reapproving the ten percent rolling stock option plan of the Company, as required by the TSX Venture Exchange (the "TSXV") on an annual basis;

6. To consider and, if deemed appropriate, pass a resolution confirming and reapproving the rolling restricted share unit award plan of the Company, as required by the TSXV on an annual basis; and

7. To transact such other business as may be properly brought before the Meeting or any adjournment(s) thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is June 14, 2021 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Shareholders who choose to attend the Meeting will do so by following the instructions at www.agmconnect.com/HighTide2021. You will be able to access the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the Meeting platform will be supported across browsers and devices that are running the most updates version of the applicable software plugins. Only registered Shareholders ("Registered Shareholders") and duly appointed proxyholders (including non-registered (beneficial) Shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the meeting, all in real time by visiting: www.agmconnect.com/HighTide2021.

Notice-and-Access

This year, the Company has elected to use for the Meeting the notice-and-access provisions under National Instrument 54- 101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51- 102 - Continuous Disclosure Obligations ("NI 51-102" and together with NI 54-101, the "Notice-and-Access Provisions") of the Canadian Securities Administrators (the "CSA"). The Notice-and-Access Provisions are a set of rules developed by the CSA that reduce the volume of materials that must be physically mailed to Shareholders by allowing the Company to post its Information Circular and any additional materials online.

The Information Circular and all additional materials have been posted in full on the Company's website at www.hightideinc.com/invest, through AGM Connect at www.agmconnect.com/HighTide2021, and under the Company's

System for Electronic Document Analysis and Retrieval ("SEDAR") profile at www.sedar.com, instead of printing and mailing out paper copies. All Shareholders of record as of the Record Date, will receive a notice and access notification containing instructions on how to access the Information Circular and all additional materials.

Voting by Proxy

Shareholders may request to receive paper copies of the proxy materials in connection with the Meeting, at no cost, by emailing support@agmconnect.com, or by calling 1-855-839-3715, up to the date of the Meeting or any adjournment thereof, or thereafter by contacting the Company at 1-855-747-6420. Requests may be made up to one year from the date the Meeting materials were filed on SEDAR. In order to ensure that a paper copy of the Information Circular and additional materials can be delivered to a Shareholder in time for such Shareholder to review the Information Circular and return a form of proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than July 8, 2021. Shareholders who would like more information about the Notice-and-Access Provisions should review the "Notice-and-Access" section included in the Information Circular.

Registered Shareholders may attend the Meeting online or may be represented by proxy. If you are a Registered Shareholders and are unable to attend the Meeting online, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to AGM Connect. To be valid, completed proxy forms must be dated, completed, signed and deposited with AGM Connect, (i) by mail using the enclosed return envelope addressed to AGM Connect, 401 Bay Street, Suite 2704, Toronto, ON, M5H 2Y4, (ii) by telephone at 1-855-839-3715 (English), (iii) through online voting at www.agmconnect.com/highTide2021 or (iv) by facsimile at 1-416-222-4202. You will need your unique Voter ID and Meeting Code email of choice to vote online or via telephone. If you vote through the internet, you may also appoint another person to be your proxyholder. Please login in your profile at https://app.agmconnect.com and fill out the form with a valid email. Your proxy or voting instructions must be received in each case no later than 5:00 p.m. (Calgary time) on July 27, 2021, or two business days preceding the date of any adjournment or postponement of the Meeting. If you are unable to attend the Meeting online, we encourage you to complete the enclosed form of proxy as soon as possible. If a Shareholder received more than one form of proxy because such holder owns common shares registered in different names or addresses, each form of proxy should be completed and returned. The Chairman of the Meeting shall have the discretion to waive or extend the proxy deadline without notice. Shareholders are reminded to review the Information Circular before voting.

If you are not a Registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

COVID-19

The Company has been carefully monitoring the outbreak of COVID-19. Given the unprecedented circumstances in which we collectively find ourselves, and in light of the Company's unwavering commitment to the health and well-being of its employees, customers, suppliers, partners, Shareholders, communities and other stakeholders, the Company will be conducting the Meeting in a virtual-only format. A virtual-only meeting format is being adopted in response to the rapidly evolving COVID-19 situation in order to enfranchise and give all of our Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19.

DATED at Calgary, Alberta, June 14, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Harkirat (Raj) Grover"

Harkirat (Raj) Grover

President, Chief Executive Officer, and Director

MANAGEMENT INFORMATION CIRCULAR

as at June 14, 2021

This management information circular (this "Information Circular") is furnished in connection with the solicitation of proxies by the management of High Tide Inc. (the "Company") for use at the annual general and special meeting (the "Meeting") of its shareholders (the "Shareholders") to be held virtually at 10:00 a.m. (Calgary time) on July 29, 2021 for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting").

Information contained herein is given as of June 14, 2021, unless otherwise specifically stated. Shareholders can attend the Meeting by visiting www.agmconnect.com/HighTide2021. You will not be able to attend the

Meeting physically. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting. It is your responsibility to ensure internet connectivity for the duration of the Meeting. We recommend that you log-in at least fifteen minutes before the Meeting starts. If you encounter any difficulties accessing the virtual Meeting during the log-in or Meeting time, please call the technical support number that will be posted on the Meeting log-in page.

In this Information Circular, (i) references to "the Company", "we" and "our" refer to High Tide Inc., (ii) "Common Shares" means the common shares without par value in the capital of the Company, (iii) "Beneficial Shareholders" means Shareholders who do not hold Common Shares in their own name, (iv) "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders, and

(v) "Management" refers to the management of the Company.

The Company will use the Notice-and-Access Provisions (as defined below) to conduct the solicitation of proxies in connection with this Information Circular. Proxies may also be solicited by telephone and/or email by directors, officers and/or employees of the Company. Brokers, nominees or other persons holding Common Shares in their names for others shall be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to the beneficial owners of such Common Shares. The costs of soliciting proxies will be borne by the Company.

NOTICE-AND-ACCESS

The Company has elected to deliver the materials in respect of the Meeting pursuant to the notice-and-access provisions ("Notice-and-Access Provisions") concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of Beneficial Shareholders. The Notice-and-Access Provisions are a set of rules that reduce the volume of proxy-related materials that must be physically mailed to Shareholders by allowing issuers to deliver meeting materials to Shareholders electronically by providing Shareholders with access to these materials online.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting this Information Circular (and if applicable, other materials) electronically on a website that is not System for Electronic Document Analysis and Retrieval ("SEDAR"), the Company must send a notice to Shareholders, including Beneficial Shareholders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of those materials from the Company.

In accordance with the Notice-and-Access Provisions, a notice and a form of proxy or voting instruction form ("VIF") has been sent to all Shareholders informing them that this Information Circular, the Notice of Meeting, annual audited consolidated financial statements of the Company for the year ended October 31, 2020 (the "Financial Statements") and management's discussion and analysis of the Company's results of operations and financial condition for the year ended October 31, 2020 (the "MD&A") are available online and explaining how these materials may be accessed, in addition to outlining relevant dates and matters to be discussed at the Meeting. This Information Circular, the Notice of Meeting, Financial Statements and MD&A have been posted in full on the Company's website at www.hightideinc.com/invest, through AGM Connect at www.agmconnect.com/HighTide2021 and under the Company's SEDAR profile at www.sedar.com.

Any Shareholder who wishes to receive a paper copy of the proxy material in connection with the Meeting must contact AGM Connect toll-free at 1-855-839-3715 or electronically submit a request by email to support@agmconnect.com. In order to ensure that paper copies of the materials can be delivered to a requesting Shareholder in time for such Shareholder to review materials and return a form of proxy or VIF prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than July 8, 2021.

Shareholders who would like more information about the Notice-and-Access Provisions should review the "Notice-and- Access" section included in this Information Circular or may contact the transfer agent, Capital Transfer Agency, ULC at info@capitaltransferagency.com up to and including the date of the Meeting, including any adjournment thereof.

APPOINTMENT AND REVOCATION OF PROXIES

Shareholders will receive a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or officers of the Company. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the enclosed form of proxy by inserting the name and an email address of the chosen nominee in the space provided for that purpose on the form of proxy and by striking out the printed names.

Shareholders must provide AGM Connect with their appointee's exact name and a valid email to access the Meeting. Appointees can only be validated at the Meeting using the unique Voter ID and Meeting Access Code provided to them by AGM Connect after their appointment has been received by the Shareholder. If Shareholder does not provide a valid email address, the appointee will not be able to access the Meeting.

A form of proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be dated, completed, signed and deposited with AGM Connect: (i) by mail using the enclosed return envelope addressed to AGM Connect, 401 Bay Street, Suite 2704, Toronto ON, M4H 2Y4, (ii) by telephone at 1-855-839-3715 and follow the instructions provided (you will need to provide your unique Voter ID and Meeting), or (iii) via internet by following the instructions at www.agmconnect.com/HighTide2021. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.agmconnect.com/HighTide2021 and follow the instructions. You will require your unique Voter ID, Meeting Code (found on your Voter Information Sheet) and a valid email of choice. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Calgary time) on July 27, 2021, or two business days preceding the date of any adjournment or postponement of the Meeting.

A Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used or with the chairman of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof.

Registered Shareholders electing to submit a proxy may do so by completing, dating and signing the enclosed proxy and returning it to AGM Connect not later than forty-eight hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders who hold Common Shares through brokers and their nominees, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of the broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name Cede & Co. (the registration name for The Depositary Trust Company, which acts as nominee for many United States brokerage firms). Common Shares held by brokers (or their agents) on behalf of a broker's client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Each Beneficial Shareholder should therefore ensure that the voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to the Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The Beneficial Shareholder is requested to complete and return the VIF to them by mail or facsimile or at www.proxyvote.com.

Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are called Non-Objecting Beneficial Owners ("NOBOs"). Beneficial Shareholders who have objected to their intermediary disclosing ownership information about themselves to the Company are called Objecting Beneficial Owners ("OBOs"). In accordance with the requirements of NI 54-101, the Company has elected to send the Notice of Meeting and this Information Circular (collectively, the "Meeting Materials") directly to NOBOs.

The Meeting Materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Meeting Materials sent to the NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO can instruct the voting of the Common Shares owned by the NOBO. VIFs, whether provided by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions of the VIF. The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on the Beneficial Shareholder's behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder, or Beneficial Shareholder's nominee, the right to attend and vote at the Meeting.

A Beneficial Shareholder who receives a VIF cannot use the form to vote Common Shares directly at the Meeting. The VIF must be returned to the intermediary (or instructions respecting the voting Common Shares must otherwise be communicated to the intermediary) well in advance of the Meeting in order to have the Common Shares voted. Although a Beneficial Shareholder may not be recognized at the Meeting for the purposes of voting Common Shares registered in the name of the broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered holder, should follow the instructions for appointing a proxyholder as provided by the intermediary. Following this, Beneficial Shareholder must contact AGM Connect at 1-855-839-3715 or support@agmconnect.com to confirm the proxy appointment and provide the name and an email address for the appointed proxyholder

All references to Shareholders in this Information Circular and the accompanying VIF or proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

RECORD DATE AND QUORUM

The board of directors of the Company (the "Board") has fixed the record date for the Meeting at the close of business on June 14, 2021 (the "Record Date"). The Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of the Shareholders entitled to vote at the Meeting prepared as at the Record Date.

The quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders entitled to vote at the meeting who hold, in the aggregate, at least twenty five percent of the votes attached to the outstanding Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The directors and officers of the Company have an interest in the resolutions concerning the election of directors, re- approving the Stock Option Plan (as defined below) and RSU Plan (as defined below) for the ensuing year. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of Common Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Common Shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The voting securities of the Company consists of Common Shares. The Company is authorized to issue an unlimited number of Common Shares. As of June 14, 2021, being the effective date of this Information Circular (the "Effective Date"), 49,646,004 Common Shares were issued and outstanding, with each such share carrying the right to one vote at the Meeting.

Other than as disclosed below, as at the Effective Date, to the knowledge of the Company, and based on the Company's review of the records maintained by Capital Transfer Agency, ULC, electronic filings with SEDAR and insider reports filed with System for Electronic Disclosure by Insiders ("SEDI"), no person or company beneficially owns, or controls or directs, directly or indirectly, ten percent or more of any class of voting securities of the Company, on a non-diluted basis.

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares
Harkirat (Raj) Grover	6,478,491(1)	13.049%

Note:

1. Includes 3,941,553 Common Shares directly owned by Mr. Grover, as well as the following Common Shares, beneficially owned by Mr. Grover: (i) 274,657 Common Shares held by Grover Family Trust, a non-arm's length entity to Mr. Grover, (ii) 750,887 Common Shares held by 2088550 Alberta Ltd., an entity wholly owned by Mr. Grover and his spouse, Roza Grover, (iii) 7,099 Common Shares held by Grover Investments Inc., an entity wholly owned by Mr. Grover and Ms. Grover, and (iv) 1,504,295 Common Shares held by Ms. Grover.

CURRENCY

In this Information Circular, unless otherwise indicated, all references to "CAD$" or "$" refer to Canadian dollars.

CORPORATE GOVERNANCE DISCLOSURE

The Company's statement of corporate governance practices is set out in Schedule "A" to this Information Circular. Governance of the Company is governed by the nominating and corporate governance committee of the Company (the "Nominating and Corporate Governance Committee"), a copy of the Nominating and Corporate Governance Committee Charter is attached as Schedule "E" to this Circular.

PERFORMANCE GRAPH

The following graph compares the total cumulative return to a Shareholder who invested $100 in Common Shares on December 17, 2018, with the cumulative total returns of the S&P/TSX Composite Index and Horizons Marijuana Life Sciences Index ETF as at the October 31 year-end date of the Company for each year following December 17, 2018:

 Notes:

1. As at December 18, 2018, the Company was trading on Canadian Securities Exchange under the symbol "HITI".

2. Effective market opening on November 19, 2020, the Common Shares commenced trading on the TSX Venture Exchange (the "TSXV") under the stock symbol "HITI".

As described in this Information Circular, the compensation policy for the Company's directors and Named Executive Officers (as defined below) is primarily tied to financial performance of the business and long-term Shareholder value and not specifically to Common Share performance.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to: (i) the Chief Executive Officer of the Company (the "CEO"), (ii) the Chief Financial Officer of the Company (the "CFO"), (iii) each of the three most highly compensated executive officers of the Company, if any, whose individual total compensation was more than $150,000 for the year ended October 31, 2020, (iv) each individual who satisfies the criteria under paragraph (iii) but for the fact the individual was not an executive officer of the Company, nor acting in a similar capacity, at as October 31, 2020 (collectively, the "Named Executive Officers") and (v) the directors of the Company. During the year ended October 31, 2020, the Named Executive Officers of the Company were Harkirat (Raj) Grover, Rahim Kanji, Andy Palalas, Nick Kuzyk, and Alex Mackay. The description of the Company's compensation philosophy and objectives and the elements of such compensation for the year ended October 31, 2020 is set forth below.

Compensation Philosophy and Objectives

The executive compensation program adopted by the Company and applied to its executive officers is designed to attract and retain qualified and experienced executives who will contribute to the success of the Company. The executive compensation program attempts to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers are motivated through the program to enhance long-term shareholder value and rewarded for their yearly individual contribution in the context of overall annual corporate performance.

Elements of Compensation

The executive compensation program during the year ended October 31, 2020 consisted of three principal components: base compensation, discretionary cash bonuses and long-term compensation in the form of stock options ("Options") issued under the Stock Option. For the year ended October 31, 2020, all executive compensation was determined and administered by the Board based on recommendations by the compensation committee of the Company (the "Compensation Committee").

Information with respect to the Compensation Committee and its policies and practices for the compensation of the directors and executive officers of the Company can be found in Schedule "G" attached to this Information Circular.

Compensation Components

To ensure market competitiveness, the Compensation Committee considers comparable compensation data from Canadian cannabis and consumer packaged goods that are generally of similar size and scope and that may represent the market in which the Company competes for executive talent. The composition of the external compensation peer group is reviewed periodically by the Compensation Committee for its ongoing business relevance to the Company. The publicly available compensation data from the external compensation peer group was used as a main factor in the review and consideration of compensation levels and the composition of compensation for the Company's executive officers and directors.

The factors assessed by the Compensation Committee in determining the external compensation peer group included operational and geographical focus, exchanges where issuer's securities are listed, market capitalization, total revenue, total assets, annual cash flows, and annual levels of capital expenditures.

The following table reflects the composition of the Company's external compensation peer group for the year ended October 31, 2020:

Canadian Reference Group
Fire & Flower Holdings Corp.
The Supreme Cannabis Company, Inc.
The Valens Company
Aurora Cannabis Inc.
Sundial Growers Inc.
Alcanna Inc.
DAVIDsTEA Inc.
Roots Corporation
Indigo Books & Music Inc.

Base Compensation

Base compensation for the Named Executive Officers is set annually, having regard to the individual's job responsibilities, contribution, experience and proven or expected performance, market conditions, as well as to the current and future financial condition of the Company. It is designed to provide income certainty and to attract and retain executives. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered. Management and the Board have generally considered publicly available information regarding the compensation levels of executives of similarly sized companies within the industry in setting compensation but have not established a benchmark group of peers. Although the Company strives to compensate the Named Executive Officers within industry expectations, the base compensation may, from time to time, be reviewed depending on the results of operations.

Named Executive Officers and directors are not permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Discretionary Cash Bonus

The executive compensation program for the Named Executive Officers includes eligibility for discretionary incentive cash bonuses. The bonuses are awarded based on objectives set by the Board and Board's assessment of the Company and its executive's performance and contribution. Objectives may include strategic, financial, and operational performance goals, as well as personal performance objectives, including implementation of new strategic initiatives, the development of innovations, organizational development and other factors. The resulting bonus entitlements, if any, will therefore vary between Named Executive Officers.

Options

To provide a long-term component to the executive compensation program, the Company adopted the Stock Option Plan. During the year ended October 31, 2020, the Company did not grant any stock options to Named Executive Officers. The maximization of Shareholder value is encouraged by granting Options. Recommendations for Options have historically taken into account factors such as awards made in previous years, the number of Options outstanding per individual and the individual's level of responsibility.

Risk Analysis

The Board and Compensation Committee considered risks associated with executive compensation and do not believe that the Company's executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary, Named Executive Officers are compensated through the granting of Options, which is compensation that is both "at risk" and associated with long-term value creation. The value of such compensation is dependent upon shareholder return over the Option vesting period which reduces the incentive for executives to take inappropriate or excessive risks as their long-term compensation is at risk.

Summary Compensation Table

The following table provides information concerning compensation of the Named Executive Officers for the years ended October 31, 2020, 2019 and 2018:

Name and Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(9)	Annual Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Harkirat (Raj)	2020	310,932	Nil	Nil	173,077(2)	Nil	36,500(3)	520,509
Grover(1)
President, CEO and	2019	284,261	Nil	245,145	150,000(2)	Nil	19,250(3)	698,656
	2018	255,229	Nil	Nil	150,000(2)	Nil	26,617(3)	431,846
Director
Rahim Kanji(4)	2020	155,466	Nil	Nil	56,538(2)	Nil	Nil	212,004
CFO	2019	57,692	Nil	92,289	45,000(4)	Nil	Nil	194,981
	2018	N/A	N/A	N/A	N/A	Nil	Nil	Nil

Andy Palalas	2020	155,466	Nil	Nil	56,538(2)	Nil	Nil	212,004
	2019	141,154	Nil	95,673	45,000(5)	Nil	Nil	281,827
Chief Revenue Officer
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Matthew Dexter(6)	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	71,872	Nil	95,673	Nil	Nil	Nil	167,545
Former CFO
	2018	40,000	Nil	Nil	Nil	Nil	Nil	40,000

Nick Kuzyk(7)	2020	72,795	Nil	Nil	Nil	Nil	Nil	72,795
Former Chief Strategy
	2019	141,151	Nil	95,673	35,000(2)	Nil	4,632	276,456
Officer & Senior Vice	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A
President Capital Markets

Alex Mackay(8)	2020	40,514	Nil	Nil	Nil	Nil	Nil	40,514
Former Chief	2019	97,231	Nil	92,289	Nil	Nil	Nil	189,520
Operations Officer	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

1. Mr. Grover did not receive any compensation as a director of the Company during the fiscal years ended October 31, 2020, 2019 and 2018.

2. Annual incentive plan compensation amounts were awarded based on performance relative to established performance targets.

3. Represents the fair value of a company vehicle and other allowances provided to Mr. Grover.

4. Mr. Kanji was appointed as CFO on May 27, 2019. Mr. Kanji was awarded a bonus of $45,000 for his services as CFO for the fiscal year ended October 31, 2019. The Company paid $32,500 of the bonus in cash and settled $12,500 by issuing Mr. Kanji 73,529 Common Shares, following the year ended October 31, 2020, in November 2020 at a deemed price of $0.17 per Common Share.

5. Mr. Palalas was awarded a bonus of $45,000 for his services as Chief Revenue Officer for the fiscal year ended October 31, 2019. The Company paid $15,000 of the bonus in cash and settled $30,000 by issuing Mr. Palalas 176,471 Common Shares, following the year ended October 31, 2020, in November 2020 at a deemed price of $0.17 per Common Share.

6. Mr. Dexter resigned April 22, 2019.

7. Mr. Kuzyk resigned on February 18, 2020.

8. Mr. Mackay started his employment on February 2, 2019 and resigned on January 30, 2020.

9. Based on the grant date fair value determined in accordance with International Financial Reporting Standards 2, Share-based Payment and estimated using the Black Scholes pricing model, with the following key assumptions for grants during 52 weeks ended October 31, 2019: risk-free interest rate 1.60 - 2.20% and expected volatility of 130%.

Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the Options held by the Named Executive Officers which were outstanding as of October 31, 2020:

		Option-Based Awards			Share-Based Awards
Market
					Number	Value or	Market
	Number of			Value of	of Shares	payout	value or
	Securities	Option		unexercised	or Units	value of	payout value
Name and	Underlying	Exercise	Option	in-the-	of Shares	share-	of vested
Position	Unexercised	Price	Expiration Date	money	that have	based	share- based
	Options	($)		options	not	awards	awards not
	(#)			($)	vested	that have	paid out or
					(#)	not vested	distributed
($)
Harkirat (Raj)
Grover	66,667	$7.50	November 21,	Nil	Nil	Nil	Nil
President, CEO			2021

& Director
Rahim Kanji	33,333	$7.50	June 20, 2022	Nil	Nil	Nil	Nil
CFO

Nick Kuzyk(1)
Former Chief	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Strategy Officer
& SVP Capital
Markets
Andy Palalas Chief Revenue Officer	33,333	$7.50	November 21, 2021	Nil	Nil	Nil	Nil
Alex Mackay(2)
Former Chief	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Operating

Officer

Notes:

1. Mr. Kuzyk resigned February 18, 2020.

2. Mr. Mackay resigned January 30, 2020.

Stock option plans and other incentive plans

Stock Option Plan

The stock option plan of the Company (the "Stock Option Plan") was adopted by the Board on June 19, 2018, and was approved by the Shareholders at the annual and special meeting of Shareholders which took place on July 24, 2019 (the "2019 Meeting").

The Stock Option Plan provides that the Board may from time to time, in its discretion, and in accordance with TSXV requirements, grant to directors, officers, employees and consultants to the Company, non-transferable Options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed ten percent of the issued and outstanding Common Shares. The exercise price of the options shall be fixed by the Board at the date of grant, provided that such price shall not be less than that permitted by any stock exchange upon which the Common Shares are then listed and posted for trading. Such Options will be exercisable for a period of up to ten years from the date of grant, but such term may be shortened by the Board in any Option agreement, and all Options will be subject to early termination in accordance with the provisions of the Stock Option Plan relating to the cessation of the optionee as a director, officer, employee or consultant, either due to termination of employment or due to death or permanent disability. In connection with the foregoing, the number of Common Shares reserved for issuance to any individual director or officer will not exceed five percent of the issued and outstanding Common Shares and the number of Common Shares reserved for issuance to all consultants will not exceed two percent of the issued and outstanding Common Shares.

Providing a proprietary interest in the Company provides an incentive to contribute to the future success and prosperity of the Company, thus enhancing the value of the Common Shares for the benefit of all Shareholders and increasing the ability of the Company to attract and retain persons of experience by aligning the interests of executives and employees with the growth and profitability of the Company. The longer-term focus of the Stock Option Plan contemplates and balances the short-term elements of the compensation program of the Company.

The Stock Option Plan is administered by the Board and/or Compensation Committee and all decisions and implementations of the Board and/or Compensation Committee respecting the Stock Option Plan or Options granted thereunder shall be conclusive and binding on the Company and on the optionees. The Board may, at any time and from time to time, grant Options under the Stock Option Plan on terms and conditions to be determined by the Board and/or Compensation Committee from time to time, subject to the conditions contained in the Stock Option Plan and subject to the policies of the TSXV.

RSU Plan

Following the year ended October 31, 2021, on November 18, 2020, the Board adopted a restricted share unit award plan (the "RSU Plan") for the Company, subject to Shareholder approval. The RSU Plan provides that the Board and/or Compensation Committee may from time to time, in its discretion, and in accordance with TSXV requirements, grant to directors, officers, employees and consultants to the Company, non-transferable restricted share units ("RSUs") awards to receive Common Shares (each a "Restricted Award"), provided that the number of Common Shares reserved for issuance will not exceed ten percent of the issued and outstanding Common Shares. Each Restricted Award is to be evidenced by an award agreement, which incorporates the terms and conditions of the Restricted Award, including all vesting conditions.

The RSU Plan is administered by the Board and/or Compensation Committee and all decisions and implementations of the Board and/or Compensation Committee respecting the RSU Plan or RSUs granted thereunder shall be conclusive and binding on the Company and on the grantees. The Board and/or Compensation Committee may, at any time and from time to time, grant RSUs under the RSU Plan on terms and conditions to be determined by the Board and/or Compensation Committee from time to time, subject to the conditions contained in the RSU Plan and subject to the policies of the TSXV.

As of the Effective Date: (i) the Company has 1,832,740 Options and RSU's outstanding under the Stock Option and RSU Plans, respectively; and (ii) there remains for issuance under the equity incentive plans 3,131,860, which together represents ten percent of the currently outstanding Common Shares.

Employment, Consulting and Management Agreements and Termination and Change of Control Benefits

Other than as provided for at common law and as disclosed below, (i) there is no agreement or arrangement that provides for payments to the Named Executive Officers or directors at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the Named Executive Officers' or directors' responsibilities and (ii) there are no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer or director at, following or in connection with respect to change of control of the Company, or severance, termination or constructive dismissal of or a change in a Named Executive Officer's or director's responsibilities.

Harkirat (Raj) Grover - President, CEO and Director

Pursuant to an executive employment agreement, effective January 1, 2019, between the Company and Harkirat (Raj) Grover (the "Grover Agreement"), Mr. Grover may terminate his employment with the Company for any reason by giving a minimum of one hundred and twenty days written notice to the Company. In the event the Company chooses to waive the one hundred and twenty days written notice period, in whole or in part, Mr. Grover is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid on the basis of his base salary only. The Grover Agreement also provides that the Company may terminate Mr. Grover's employment without cause by payment of a lump sum equal to the greater of: (i) two times the sum of Mr. Grover's annual base salary, annual value of perquisites and annualized value of benefit plans; and (ii) the value of one and one half months of Mr. Grover's annual base salary for each complete year of service from the commencement of Mr. Grover's employment as President of Smoker's Corner (July 1, 2009) and two times the sum of the annual value of perquisites and annualized value of benefit plans. For illustration purposes, assuming (i) that Mr. Grover's employment is terminated without notice by the Company, (ii) that Mr. Grover's annual base salary, annual value of perquisites and annualized value of benefit plans is $350,000, and (iii) that, pursuant to the Grover Agreement, Mr. Grover is entitled to two times his base salary, annual value of perquisites and annualized value of benefit plans at the time of such termination, the Company estimates that Mr. Grover may be entitled to a lump sum payment of approximately $700,000.

Rahim Kanji - CFO

Pursuant to an executive employment agreement, effective May 27, 2019, between the Company and Rahim Kanji (the "Kanji Agreement"), Mr. Kanji 's employment with the Company may terminate for any reason by giving a minimum of thirty days written notice by the Company. In the event the Company chooses to waive the thirty day written notice period, in whole or in part, Mr. Kanji is entitled to receive pay in lieu of notice for the remainder of the notice period, paid on the basis of his base salary. The Kanji Agreement also provides that the Company may terminate Mr. Kanji's employment without cause by payment of a lump sum equal to a month of base salary per year of service to a maximum of twenty four months of base salary however at no point shall the employee receive less than three months notice or a lump sum payment. The final payment also would include all accrued but unpaid base salary, vacation pay and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings.

Andy Palalas - Chief Revenue Officer

Pursuant to an executive employment agreement, effective August 10, 2018, between the Company and Andy Palalas (the "Palalas Agreement"), Mr. Palalas may terminate his employment with the Company for any reason by giving a minimum of two months written notice to the Company. In the event the Company chooses to waive the two month written notice period, in whole or in part, Mr. Palalas is entitled to receive pay in lieu of notice for the remainder of the notice period which was not worked, paid on the basis of his base salary only. The Palalas Agreement also provides that the Company may terminate Mr. Palalas' employment without cause with written notice and by payment of one month per year of service, which shall include any prior service of Mr. Palalas to any of the Company's subsidiaries. The final payment also would include all accrued but unpaid base salary, vacation pay and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings.

Pension Disclosure

The Company does not have a pension plan or any other plan that provides for payments or benefits at, following or in connection with retirement and is not currently providing a pension to any directors of the Company or Named Executive Officers. The Company does not have a deferred compensation plan.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options granted pursuant to the Stock Option Plan to the Named Executive Officers that vested during the year ended October 31, 2020:

Name & Principal Position	Option-based awards -	Share-Based Awards -	Non-Equity Incentive
	Value vested during year	Value Vested During Year	Plan Compensation
	($)	($)
Harkirat (Raj) Grover	Nil	Nil	Nil
Rahim Kanji	48,783	Nil	Nil
Andy Palalas	18,373	Nil	Nil
Nick Kuzyk	13,142	Nil	Nil
Alex Mackay	Nil	Nil	Nil

Director Compensation

The following table sets forth all compensation to directors who were not a Named Executive Officers during the year ended October 31, 2020:

Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Annual Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Nitin Kaushal	25,000(1)	Nil	Nil	Nil	Nil	Nil	25,000
Arthur Kwan	25,000(1)	Nil	Nil	Nil	Nil	Nil	25,000
Binyomin Posen	25,000(1)	Nil	Nil	Nil	Nil	Nil	25,000
Nader Ben Aissa	Nil(2)	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1. Following the year ended October 31, 2020, fees were settled by issuing Common Shares in November 2020 at a deemed price of $0.17 per Common Share.

2. Mr. Aissa elected not to receive Board fees for the year ended October 31, 2020.

See "Outstanding Option-Based and Share-Based Awards" below for disclosure of outstanding Options held by the directors who were not also a Named Executive Officers as of October 31, 2020.

The Board, with assistance from the Compensation Committee, reviews the Company's approach to director compensation. The Compensation Committee considers many factors, including whether compensation fairly reflects the responsibilities and risks involved. The review of the Company's director compensation includes benchmarking against other cannabis and consumer goods companies in Canada. Annual retainers have been intended to provide an appropriate level of fixed compensation that will assist in director retention and recruitment.

Director Compensation - Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the Options granted pursuant to the Stock Option Plan to the non-Named Executive Officer directors that were outstanding as of October 31, 2020:

		Option-Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the- money options	Number of Shares or Units of Shares that have not vested (#)	Market Value or payout value of share- based awards that have not vested ($)	Market value or payout value of vested share- based awards not paid out or distributed
Nitin Kaushal	33,333(1)	7.50	November 21, 2021	Nil	Nil	Nil	Nil
Arthur Kwan	33,333(1)	7.50	November 21, 2021	Nil	Nil	Nil	Nil
Binyomin Posen	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Nader Ben Aissa	33,333(1)	7.50	November 21, 2021	Nil	Nil	Nil	Nil

Note:

1. Following the year ended October 31, 2020, in November 2020, these options were surrendered.

Director Compensation - Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options granted pursuant to the Stock Option Plan to the non-Named Executive Officer directors that vested during the year ended October 31, 2020:

Name	Option-based awards - Value vested during year ($)	Share-Based Awards - Value Vested During Year ($)	Non-Equity Incentive Plan Compensation
Nitin Kaushal	Nil	Nil	Nil
Arthur Kwan	Nil	Nil	Nil
Binyomin Posen	Nil	Nil	Nil
Nader Ben Aissa	Nil	Nil	Nil

Note:

1. Following the year ended October 31, 2020, in November 2020, these options were surrendered.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company's most recently completed fiscal year, ending October 31, 2020:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights.	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Common Shares Remaining Available for Issuance Under Equity Compensation Plans (Excluding Outstanding Securities Reflected in Column 1)
Equity compensation plans	620,667	$7.50	979,935
approved by securityholders

Equity compensation plans
not approved by	N/A	N/A	N/A
securityholders
Total:	620,6667	$7.50	979,935

Note:

1. The maximum number of stock options available for grant under the Stock Option and RSU Plans is, in the aggregate, ten percent of the Company's issued and outstanding Common Shares from time to time.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors of the Company, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other Management are indebted to the Company as of the Effective Date or were indebted to the Company at any time during the fiscal year ended October 31, 2020.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any informed person of the Company, or any associate or affiliate of any such informed person, in any transaction since the commencement of the Company's fiscal year ended October 31, 2020, or in any proposed transaction, that has materially affected or would materially affect the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Financial Statements

The Financial Statements and the report of the auditor thereon will be received at the Meeting. No vote will be taken on the Financial Statements. The Financial Statements and the report of the auditor have been provided to each Shareholder entitled to receive a copy of the Notice of Meeting and this Information Circular and who requested a copy of the Financial

Statements and the report of the auditor thereon. The Financial Statements are also available on the Company's website at www.hightideinc.com/invest, through AGM Connect at www.agmconnect.com/HighTide2021 and under the Company's SEDAR profile at www.sedar.com

2. Reappointment of Auditor

Ernst & Young LLP has acted as the Company's auditor since August 6, 2020. The directors propose to nominate Ernst & Young LLP as the auditor of the Company, to hold office until the earlier of the close of the next annual meeting of Shareholders or their removal by the Company, at a remuneration to be fixed by the audit committee of the Company (the "Audit Committee"). Approval of the appointment of the auditor will require a majority of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting.

Absent contrary instructions, Common Shares represented by proxies in favour of the Management nominees will be voted in favour of reappointing Ernst & Young LLP as auditor of the Company until the earlier of the close of the next annual meeting of Shareholders or their removal by the Company, at a remuneration to be fixed by the Audit Committee.

3. Fixing the Number of Directors

The term of office for each director is from the date of the Meeting at which he is elected until the annual meeting next following or until his or her successor is duly elected or appointed. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five.

Absent contrary instructions, Common Shares represented by proxies in favour of the Management nominees will be voted in favour of fixing of the size of the Board at five.

4. Election of Directors

At the Meeting, a board of five directors will be proposed to be elected for a term that will expire upon the earlier of the next annual meeting of Shareholders or upon their successor being duly elected or appointed, unless his or her office is earlier vacated (the "Proposed Board"). Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.

The following table sets forth certain information regarding the Proposed Board, their respective positions with the Company, principal occupations or employment during the last five years, the dates on which they became directors of the Company and the approximate number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the Effective Date:

Name of Nominee, Current Position with the Company, and Province/State and Country of Residence	Occupation, Business or Employment(1)	Director Since	Number of Voting Securities(2)
Harkirat (Raj) Grover President, CEO and Director Alberta, Canada

Mr. Grover is the founder of the Company, and has served as the President, CEO, and the Executive Chairman of the Board since the incorporation of High Tide in February 2018. Since 2009, Mr. Grover has served as a director and officer of Famous Brandz Inc., RGR Canada Inc., Canna Cabana Inc., KushBar Inc., and Smoker's Corner Ltd., each of which are wholly-owned Subsidiaries of the Company.

		February 8, 2018	6,478,491(6) (13.049%)
Christian Sinclair(3)(4)(5) Director Manitoba, Canada

From January 2018 to November 2020, Mr. Sinclair was a member of the board of directors of Meta Growth Corp. Mr. Sinclair is also a member of the Opaskwayak Cree Nation and played a critical role in opening Canada's first legal Cannabis store on First Nations Land with Meta Growth Corp.

		November 18, 2020	11,738 (0.024%)

Name of Nominee, Current Company, and Province/State and Country of Residence	Occupation, Business or Employment(1)	Director Since	Voting Securities(2)
Arthur Kwan(3)(4)(5) Director Alberta, Canada

Mr. Kwan is the former President & CEO of CannaIncome Fund, a private investment firm focused on the cannabis sector. He began his investment career in 1997 with TD Asset Management and brings over twenty years of investment capital markets, and private equity experience. Mr. Kwan has since held increasingly senior investment banking positions with Scotia Capital, PI Financial, and Paradigm Capital, where he was Managing Director, Investment Banking.

		August 24, 2018	109,032 (0.22%)
Nitin Kaushal(3)(5) Director Ontario, Canada

Mr. Kaushal has served as a member of the Board since October 2018. Mr. Kaushal is the President of Anik Capital Corp. and has over 30 years of experience in the financial services Recently, he retired from PricewaterhouseCoopers LLP (Canada), where he was a Managing Director in their Corporate Finance Practice.

		October 16, 2018	23,312 (0.047%)
Andrea Elliott(3)(4) Director Ontario, Canada

Ms. Elliott is the Executive Vice President, Direct to Consumer at Moose Knuckles Canada - a successful global Canadian luxury outerwear brand. Previously, Ms. Elliott founded r2 retail resources, an independent consultancy that supported domestic and international retailers with strategic initiatives, growth plans, e-commerce ideation and SG&A improvements. Ms. Elliott was also previously Vice President and General Manager of PVH Canada Retail (Calvin Klein, Van Heusen, IZOD & Bass), an Executive Vice President at PricewaterhouseCoopers LLP (Canada) and Chief Operating Officer with Karabus Management - a wholly-owned Subsidiary of PricewaterhouseCoopers LLP (Canada) focused on the retail industry.

		January 4, 2021	Nil

Notes:

1. Information furnished by the respective director nominees.

2. Voting securities of the Company beneficially owned, or controlled or directed, directly or indirectly as of the Effective Date. Information regarding voting securities held does not include voting securities issuable upon the exercise of Options, warrants or other convertible securities of the Company. Information in the table above is derived from the Company's review of insider reports filed with SEDI and from information furnished by the respective director nominees.

3. Member of Nominating and Corporate Governance Committee.

4. Member of Compensation Committee.

5. Member of the Audit Committee.

6. Includes 3,941,553 Common Shares directly owned by Mr. Grover, as well as the following Common Shares, beneficially owned by Mr. Grover: (i) 274,657 Common Shares held by Grover Family Trust, a non-arm's length entity to Mr. Grover, (ii) 750,887 Common Shares held by 2088550 Alberta Ltd., an entity wholly owned by Mr. Grover and his spouse, Roza Grover, (iii) 7,099 Common Shares held by Grover Investments Inc., an entity wholly owned by Mr. Grover and Ms. Grover, and (iv) 1,504,295 Common Shares held by Ms. Grover.

Corporate Cease Trade Orders or Bankruptcies

Other than as described below, no member of the Proposed Board is, or has been, within the past ten years before the Effective Date, a director or executive officer of any issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than thirty consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than thirty consecutive days.

No member of the Proposed Board is, or has been, within the past ten years before the Effective Date, a director or executive officer of any issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Kaushal served as a director of 3 Sixty Risk Solutions Ltd. ("3 Sixty") from June 2019 to April 12, 2021. On June 9, 2020, 3 Sixty announced that it was not able to file its annual financial statements and accompanying management's discussion and analysis for the financial year ended December 31, 2019 within the period prescribed for such filings. 3 Sixty made an application for a management cease trade order (the "MCTO") and, on June 18, 2020, the MCTO was issued by the Ontario Securities Commission (the "OSC") and restricted all trading in securities of 3 Sixty by its directors and officers until two business days following the completion of the required filing. On July 15, 2020, the OSC revoked the MCTO and issued a failure-to-file cease trade order (the "FFCTO") in replacement of it, ordering that all trading in the securities of 3 Sixty would cease, except in accordance with the condition of the FFCTO, if any, for so long as the FFCTO remains in effect. As of the Effective Date, the FFCTO remains in effect. According to 3 Sixty's public disclosure, it will seek to have the FFCTO revoked, and trading reinstated once all outstanding continuous disclosure documents have been filed.

Personal Bankruptcies

No member of the Proposed Board has, within the ten years before the Effective Date, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

No member of the Proposed Board has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than penalties for late filing of insider reports; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of each of the members of the Proposed Board specified above as directors of the Company, to serve for a term that will expire upon the earlier of the next annual meeting of Shareholders or upon their successor being duly elected or appointed. If, prior to the Meeting, any vacancies occur in the proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by Management and FOR each of the remaining proposed nominees.

5. Re-approval of the Stock Option Plan

The Stock Option was adopted by the Board on June 19, 2018 and was approved by the Shareholders at the 2019 Meeting. Since the 2019 Meeting, there have been no amendments to the Stock Option Plan. The Stock Option Plan is in place for directors, officers, employees and consultants, the principal purposes of which are (i) to permit the directors, executive officers, employees, consultants and persons providing investor relation services to participate in the growth and development of the Company through the grant of equity-based awards, and (ii) to allow the Company to reduce the proportion of executive compensation otherwise paid in cash and reallocate those funds to other corporate initiatives.

The Stock Option Plan is a "rolling" plan pursuant to which the aggregate number of Common Shares reserved for issuance thereunder, together with the RSU Plan, may not exceed, at the time of grant, in aggregate ten percent of the Company's issued and outstanding Common Shares from time to time.

In light of the fact that the Company has a rolling plan, as noted above, it is required by the policies of the TSXV that it obtain annual Shareholder approval of the Stock Option Plan. As such, Shareholders will be asked at the Meeting to consider and, if deemed advisable, confirm and approve the Stock Option Plan.

See "Statement of Executive Compensation" above for further details concerning the Stock Option Plan. The information related to the Stock Option Plan in this Information Circular is intended as a summary only and is qualified in its entirety by reference to the Stock Option Plan which is attached as Schedule "C" to this Information Circular.

The Stock Option Plan Resolution

At the Meeting, the Shareholders will be asked to consider and if deemed advisable to pass, with or without variation, an ordinary resolution confirming and approving the Stock Option Plan (the "Stock Option Plan Resolution"). The text of the Stock Option Plan Resolution will be substantially as follows:

"BE IT RESOLVED THAT, AS AN ORDINARY RESOLUTION:

1. the Company's stock option plan adopted June 19, 2018 (the "Stock Option Plan"), be and is hereby confirmed and approved;

2. the reservation under the Stock Option Plan of up to a maximum of ten percent of the issued shares of the Company, on a rolling basis, as at the time of granting of the stock option pursuant to the Stock Option Plan be and the same is hereby authorized and approved; and

3. any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents and to do all such other acts and things as he or she may determine to be necessary or advisable to give effect to this ordinary resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

Absent contrary instructions, shares represented by proxies in favour of the management nominees will be voted in favour of the Stock Option Plan Resolution.

6. Re-approval of the RSU Plan

The RSU Plan was adopted on November 18, 2020 by the Board in order to assist and encourage directors, employees and consultants of the Company and its subsidiaries to work towards and participate in the growth and development of the Company and its subsidiaries and to provide such persons with the opportunity to acquire an ownership interest in the Company. Consideration is given to distributing RSUs amongst the various organizational levels including directors, officers, employees and consultants. Recommendations for RSUs have historically taken into account factors such as awards made in previous years, the number of RSUs outstanding per individual and the individual's level of responsibility.

The RSU Plan is a "rolling" plan pursuant to which the aggregate number of Common Shares reserved for issuance thereunder, together with the Stock Option Plan, may not exceed, at the time of grant, in aggregate ten percent of the Company's issued and outstanding Common Shares from time to time.

In light of the fact that the Company has a rolling plan, as noted above, it is required by the policies of the TSXV that it obtain annual Shareholder approval of the RSU Plan. As such, Shareholders will be asked at the Meeting to consider and, if deemed advisable, confirm and approve the RSU Plan.

See "Statement of Executive Compensation" above for further details concerning the RSU Plan. The information related to the RSU Plan in this Information Circular is intended as a summary only and is qualified in its entirety by reference to the RSU Plan which is attached as Schedule "D" to this Information Circular.

The RSU Plan Resolution

At the Meeting, the Shareholders will be asked to consider and if deemed advisable to pass, with or without variation, an ordinary resolution confirming and approving the RSU Plan (the "RSU Plan Resolution"). The text of the RSU Plan Resolution will be substantially as follows:

"BE IT RESOLVED THAT, AS AN ORDINARY RESOLUTION:

4. the Company's restricted share unit award plan adopted November 18, 2020 (the "RSU Plan"), be and is hereby confirmed and approved;

5. the reservation under the RSU Plan of up to a maximum of ten percent of the issued shares of the Company, on a rolling basis, as at the time of granting of the restricted share unit pursuant to the RSU Plan be and the same is hereby authorized and approved; and

6. any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents and to do all such other acts and things as he or she may determine to be necessary or advisable to give effect to this ordinary resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

Absent contrary instructions, shares represented by proxies in favour of the management nominees will be voted in favour of the RSU Plan Resolution.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

INDICATION OF OFFICER AND DIRECTORS

All of the directors and executive officers of the Company have indicated that they intend to vote their Common Shares in favour of each of the above resolutions. In addition, unless authority to do so is indicated otherwise, the persons named in the enclosed form of proxy intend to vote the Common Shares represented by such proxies in favour of each of the above resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Unit 112, 11127 - 15 Street N.E., Calgary, Alberta, T3K 2M4, Attention: Chief Executive Officer, to request copies without charge of the Financial Statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for the fiscal year ended October 31, 2020, which is filed on SEDAR.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board.

DATED at Calgary, Alberta, June 14, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Harkirat (Raj) Grover"

Harkirat (Raj) Grover

President, Chief Executive Officer, and Director

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE

Capitalized terms used in this Schedule "A" but not otherwise defined herein shall have the meanings ascribed thereto in the Information Circular to which this Schedule "A" is appended.

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of Management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of the Shareholders and contribute to effective and efficient decision making.

Pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"), the Company is required to disclose its corporate governance practices, as summarized below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors

The Board is currently composed of five directors:

1. Harkirat (Raj) Grover;

2. Christian Sinclair;

3. Nitin Kaushal;

4. Arthur Kwan; and

5. Andrea Elliott.

NI 58-201 suggests that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors, within the meaning set out under National Instrument 52-110 - Audit Committees ("NI 52-110"), which provides that a director is independent if he or she has no direct or indirect "material relationship" with the company. "Material relationship" is defined as a relationship which could, in the view of a company's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment. In assessing NI 58-101 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

Of the current directors, Harkirat (Raj) Grover is a current executive officer and is therefore not considered to be "independent". The remaining directors, Christian Sinclair, Nitin Kaushal, Arthur Kwan and Andrea Elliott are considered to be independent directors since they are independent of Management and free from any material relationship with the Company.

The Board has a majority of independent directors, and takes the following additional steps to facilitate its independence:

1. The Company established the Compensation Committee, which is made up of all independent directors;

2. The Compensation Committee sets Management compensation; and

3. On operational matters of the Company involving the performance of its CEO, the Compensation Committee meets independently.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

Directorships

The following directors currently serve on the board of directors of the reporting issuers (or equivalent) listed below, each of which are reporting issuers in one or more jurisdictions:

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Name	Name of Other Reporting Issuer(s)
Harkirat (Raj) Grover	N/A
Christian Sinclair	N/A
Delta 9 Cannabis Inc.
Flower One Holdings Inc
Nitin Kaushal	FSD Pharma Inc.
Viemed Healthcare Inc.
PsyBio Therapeutics Inc.
Arthur Kwan	MAACKK Capital Corp. (formerly, Capgain Properties Inc.)
Andrea Elliott	N/A

Board Meetings

The attendance for each director for Board meetings and committee meetings, since the beginning of the most recently completed financial year, is as follows:

Name	Board Meetings Attended	Audit Committee Meetings Attended	Nominating and Corporate Governance Committee Meetings Attended	Compensation Committee Meetings Attended
Harkirat (Raj) Grover	100%	N/A	N/A	N/A
Christian Sinclair	100%	100%	100%	100%
Nitin Kaushal(1)	100%	100%	N/A	N/A
Arthur Kwan(2)	100%	100%	100%	100%
Andrea Elliott(3)	100%	N/A	100%	100%
Christian Sinclair(4)	100%	100%	100%	100%
Nader Ben Aissa(5)	100%	100%	100%	100%
Michael Cosic(6)	N/A	N/A	N/A	N/A
Binyomin Posen(7)	100%	N/A	N/A	N/A

Notes:

1. Nitin Kaushal was elected as a member of the board on October 16, 2018.

2. Arthur Kwan was elected as a member of the board on August 24, 2018.

3. Andrea Elliott was elected as a member of the board on January 4, 2021.

4. Christian Sinclair was elected as a member of the board on November 18, 2020.

5. Nader Ben Aissa was elected as a member of the board on August 24, 2018 and resigned from the board on November 18, 2020.

6. Michael Cosic was elected as a member of the board on November 18, 2020 and resigned from the board on January 4, 2021.

7. Binyomin Posen was elected as a member of the board on July 24, 2019 and resigned from the board on November 18, 2020.

In addition to the meetings referenced above, there were numerous informal meetings between Management and the committees. The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not present. However, the Board believes that appropriate structures and procedures are in place to ensure that it can function independently of management and the Board periodically holds independent sessions at the end of Board meetings. Additionally, all committees of the Board are composed entirely of independent directors and hold meetings at which the independent directors discuss matters they deem relevant to the Company. Independent directors are also in frequent informal communication with one another.

The Chairman of the Board is Harkirat (Raj) Grover, a non-independent director and executive officer of the Company. The Chairman focuses on promoting a culture of openness and debate among directors, helping to build and maintain constructive relationships between the independent and non-independent directors. When chairing Board meetings, the Chairman ensures that all views are heard and that the independent directors have an opportunity to challenge Management constructively.

Board Mandate

The Board has not developed a written mandate. The Board is satisfied that roles and responsibilities are delineated in a satisfactory matter, having regard to various considerations such as (but not limited to) the particular expertise of the directors, their respective availability and independence.

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Position Descriptions

The Board has not developed written position descriptions for the chair of the Board and the chair of the Board's committees, however the chair of the committees are charged with the responsibility of administering the applicable committee mandates, each of which is can be obtained from the Company, upon request made to #112, 11127 15th Street NE, Calgary, AB T3K 2M4 Attention: Chief Financial Officer, free of charge to any Shareholder.

The CEO has entered into a written employment agreement, which delineates the role and expectations of such position.

Orientation and Continuing Education

New Board members receive an orientation package, which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company's facilities and are combined with tours and presentations by Management and employees to give the Board additional insight into the Company's business. In addition, Management makes itself available for discussion with all Board members.

The Company does not provide formal continuing education to the Board, though it is encouraged for all members. Management does provide regular reporting, both on the Company's operations and opportunities, as well industry trends and opportunities.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the "Code"). The Code is incorporated by reference into, and form an integral part of, this Information Circular. A copy of which is attached to this Circular as Schedule "E". The Company will, upon request made to #112, 11127 15th Street NE, Calgary, AB T3K 2M4 Attention: Chief Financial Officer, provide a copy of the Code free of charge to any Shareholder.

In accordance with the Code, the Board monitors ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Code also specifically addresses additional matters such as conflicts of interest, corporate opportunities, etc. In addition to the Code, the Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decision of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

In accordance with applicable corporate laws, directors are obliged to disclose any potential conflicts in accordance with, and subject to such procedures and remedies, as applicable, under the Business Corporations Act (Alberta).

The Board considers that the policies and procedures outlined above are sufficient to promote a culture of ethical business conduct. If ever in doubt, management seeks guidance from the Board and/or outside advisors to ensure that such levels of conduct are adhered to.

Nomination of Directors

The Board has appointed a Nominating and Corporate Governance Committee, which is comprised entirely of independent directors, namely Arthur Kwan (Chair), Christian Sinclair and Andrea Elliott. The Nominating and Corporate Governance Committee fulfills the function of identifying new candidates for Board nomination. When the Board identifies the need to fill a position on the Board, the Board requests that current directors forward potential candidates for consideration.

The Nominating and Corporate Governance Committee is responsible for determining the qualification, skills and expertise required on the Board, as well as for the screening of potential candidates and the delivery of recommendations to the Board.

For a complete description of the Nominating and Corporate Governance Committee's responsibilities, powers and operations, please refer to the Nominating and Corporate Governance Committee Charter, a copy of which is attached to this Information Circular as Schedule "E".

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Compensation

The Board has appointed a Compensation Committee, which is comprised entirely of independent directors, namely Andrea Elliott (Chair), Christian Sinclair and Arthur Kwan. The Compensation Committee reviews all Board and officer compensation and makes recommendations in respect thereof, which the Board then reviews in consideration of approval thereof.

The purpose of our Compensation Committee is to (i) make recommendations to the Board relating to evaluation and compensation of the Corporation's executives, (ii) oversee incentive, equity-based and other compensatory plans in which executive officers and key employees of the Company participate, (iii) review and participate in determining director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of applicable securities regulatory authorities and stock exchanges.

For a complete description of the Compensation Committee's responsibilities, powers and operations, please refer to the Compensation Committee Charter, a copy of which is attached to this Information Circular as Schedule "F".

Other Board Committees

The Board has no standing committees other than the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Assessments

The Nominating and Corporate Governance Committee is mandated to conduct an annual evaluation by the directors on the effectiveness of the Board and its committees and proposing any necessary modifications to the functioning and governance of the Board and committees that may result from such evaluation processes.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted director term limits. As the Company is a relatively junior company, continuity of Board members is considered a high priority at this stage of the Company's existence and development.

Policies Regarding the Representation of Women on the Board

The Company has not adopted a written policy relating to the identification and nomination of women directors. Though the Board recognizes the importance of a reasonable degree of gender balance over the long term, at the present stage of the Company's existence and development, it is imperative that the directors of the Company be the best available individuals, irrespective of gender.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Nominating and Corporate Governance Committee (in addition to the Board) considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, however the Nominating and Corporate Governance Committee's (and the Board's) priority at the present stage of the Company's existence and development is to seek out the best available candidates, irrespective of gender. It should be noted that one of the directors of the Company is a woman.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Nominating and Corporate Governance Committee (in addition to the Board) does consider the level of representation of women in executive officer positions when making executive officer appointments, however the Nominating and Corporate Governance Committee's (and the Board's) priority at the present stage of the Company's existence and development is to seek out the best available candidates, irrespective of gender.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not adopted such targets to date, as the Company's priority at the present stage of the Company's existence and development is to seek out the best available candidates, irrespective of gender.

Number of Women on the Board and in Executive Officer Positions

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The Company currently has one woman director (20%).

None of the executive officer positions are women; However, Vice President and Legal Counsel, Senior Director, Human Resources and Senior Director of Strategic Operations are all positions held by women.

AUDIT COMMITTEE DISCLOSURE

Pursuant to NI 52-110, the Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the Company, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

Audit Committee's Charter

The Board is responsible for reviewing and approving the unaudited interim financial statements, and the annual audited financial statements, together with other financial information of the Company and for ensuring that Management fulfills its financial reporting responsibilities. The Audit Committee assists the Board in fulfilling this responsibility. The Audit Committee meets with Management to review the financial reporting process, the unaudited interim financial statements, and the annual audited financial statements, together with other financial information of the Company. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements, and annual audited financial statements, together with other financial information of the Company for issuance to the Shareholders.

Pursuant to NI 52-110, the Audit Committee is required to have a charter. A copy of the Company's Audit Committee Charter is attached hereto as Schedule "B" to this Information Circular.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Name	Independence(1)	Financial Literacy(2)
Nitin Kaushal (Chair)	Independent	Financially literate
Arthur Kwan	Independent	Financially literate
Christian Sinclair	Independent	Financially literate

Notes:

1. Within the meaning of subsection 1.4 of NI 52-110.

2. Within the meaning of subsection 1.6 of NI 52-110.

Relevant Education and Experience

Nitin Kaushal, CPA, CA - Mr. Kaushal is the President of Anik Capital Corp., and has over thirty years of experience in the financial services industry. Recently, he retired from PricewaterhouseCoopers LLP (Canada), where he was a Managing Director in their Corporate Finance Practice. He has worked in a number of senior roles with a number of Canadian investment banks including Desjardins Securities Inc., Orion Securities Inc., Vengate Capital, HSBC Securities Inc., and Gordon Capital and in the venture capital industry with MDS Capital Corp. Mr. Kaushal sits on a number of public and private company boards and has a BSc from the University of Toronto and is a Chartered Professional Accountant.

Arthur Kwan, CFA, ICD.D - Mr. Kwan is the President and Chief Executive Officer of CannaIncome Fund, a private investment firm focused on the cannabis sector. He began his investment career in 1997 with TD Asset Management and brings over 20 years of investment banking, capital markets, and private equity experience. Mr. Kwan has since held increasingly senior investment banking positions with Scotia Capital Inc., PI Financial Corp., and Paradigm Capital Inc., where he was Managing Director, Investment Banking.

Christian Sinclair - Mr. Sinclair is a proud member of the Opaskwayak Cree Nation. He graduated from Margaret Barbour Collegiate Institute in 1988 and subsequently went on to serve in the Canadian military from 1988 to 1995, participating in tours of duty in Cyprus (1990 Recon) and Somalia (1992-93 Special Forces). In 2003, Mr. Sinclair was named as one of Canada's Top 40 under 40.

A - v

He was the co-founder of the Manitoba Indigenous Summer Games and the General Manager for the 2002 North American Indigenous Games in Winnipeg. In 2016, Mr. Sinclair was elected as Onekanew (Chief) for the Opaskwayak Cree Nation. Since then, he has been appointed as one of the co-chairs of a task force created to lead the process of implementing the Government of Manitoba's Northern Economic Development Strategy.

Audit Committee Oversight

At no time since the commencement of the Company's fiscal year ended October 31, 2020 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Other than as disclosed below, at no time since the commencement of the Company's most recently completed fiscal year has the Company relied on an exemption from the provisions of NI 52-110.

Prior to the appointment of Christian Sinclair to the Board and the Company's listing on the NASDAQ, the Company relied on upon the exemption in Section 6.1 of NI 52-110, the exemption for venture issuers in relation to the requirement that every audit committee member be independent.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, but all such services will be subject to the prior approval of the Audit Committee.

External Auditor Service Fees

Aggregate fees paid or payable to the auditor related to the fiscal periods indicated were as follows:

	Fiscal Year ended October	Fiscal Year ended October
	31, 2020	31, 2019
Audit Fees	$507,522	$409,144
Audit-related Fees(1)	$30,000	Nil
Tax Fees(2)(3)	$31,566	Nil
All Other Fees(4)	$7,490	$8,025
Total	$576,578	$417,169

Notes:

1. Consist of fees for professional services and expenses relating to the audit of the annual financial statements and review of our quarterly financial information. Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".

2. Consist of fees for professional services and expenses reasonably relating to the audit of the annual financial statements or review of our quarterly financial information and are not reported as "Audit Fees". Fees charged for tax compliance, tax advice and tax planning services.

3. Consist of fees for tax-related services related primarily to tax consulting and tax planning.

4. Fees for services other than disclosed in any other row, including fees related to the review of the MD&A.

A - vi

SCHEDULE "B"

AUDIT COMMITTEE CHARTER

1. PURPOSE

The Audit Committee (the "Committee") shall be established by resolution of the board of directors (the "Board") of High Tide Inc., a corporation existing under the laws of Alberta (the "Company").

The Committee is responsible for:

1. Assisting the Board in fulfilling its oversight responsibilities as they relate to the Company's accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

a) Monitoring the integrity of the Company's financial statements, corporate accounting and financial reporting processes and financial information that will be provided to shareholders and others;

b) Reviewing the Company's compliance with certain legal and regulatory requirements;

c) Evaluating the independent auditors' qualifications and independence; and

d) Monitoring the performance of the Company's internal audit function and the Company's independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services.

2. Providing an open avenue of communication among the independent auditors, financial and senior management and the Board; and

3. Annually evaluating the performance of the Committee.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The Committee is not responsible for planning or conducting the audit or determining whether the Company's financial statements are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of the Company's independent auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.

The Committee also oversees the activities of the internal audit function, including hiring and performance management in respect of the most senior internal audit executive, who maintains a direct reporting relationship with the Chair of the Committee ("Chair").

The Committee and each of its members shall be entitled to rely on:

1. The integrity of those persons and organizations within and outside of the Company from which it receives information;

2. The accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board);

3. Representations made by management as to any audit and non-audit services provided by the independent auditors to the Company.

2. COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least three directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chair. If a Chair is not so appointed, the members of the Committee may elect a Chair by majority vote. Committee members may be removed by the Board in its discretion.

Unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee shall meet the 'independence' requirements of Section 10A-3 of the Securities Exchange Act of 1934, as amended, the National Association of Securities Dealers Automated Quotations ("NASDAQ") and all other applicable laws and regulations. The Committee may avail itself of any phase-in compliance periods available to the Company that are afforded by applicable rules of the NASDAQ, and all other applicable laws and regulations. The Committee may also avail itself of exemptions available to U.S. listed issuers under National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators.

All members of the Committee must be able to read and understand financial statements, including a balance sheet, income statement and cash flow statement. All members of the Committee shall have a working familiarity with basic finance and accounting practices,

B - i

and at least one member of the Committee shall, be an "audit committee financial expert" as defined by the Securities and Exchange Commission or otherwise have accounting or related financial management expertise as interpreted by the Board in its business judgment.

A Committee member invited to sit on another public company's audit committee must notify the Board. If a Committee member or proposed Committee member simultaneously serves on the audit committees of two other public companies, the Board must determine whether or not such simultaneous service would impair the ability of such member to effectively serve on the Committee.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director of the Company or a member or chair of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to directors.

3. MEETINGS

The Committee shall meet as frequently as the Chair deems appropriate subject to the provisions of this Charter, which be at least quarterly. The Committee may meet with the independent auditors, internal auditors, and management separately, to the extent the Committee deems necessary and appropriate.

A. Frequency

The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair, any member of the Committee, the independent external auditors, the Chair of the Board, Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO") may call a meeting of the Committee by notifying the Corporate Secretary, who will notify the members of the Committee.

B. Agenda and Notice

The Chair shall establish the meeting dates and the meeting agenda. The Chair or Corporate Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

C. Holding and Recording Meetings

Committee meetings may be held in person or telephonically or by video conference. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

D. Quorum

A majority of the members of the Committee shall constitute a quorum.

E. Executive Sessions

The Committee will meet periodically (not less than annually) in separate executive sessions with each of the CFO or any other executive officer, the principal accounting officer and/or the senior internal auditing executive (or any other personnel responsible for the internal audit function), and the independent auditors.

4. COMPENSATION

The compensation of Committee members shall be determined by the Board and/or a subcommittee of the Board.

5. RESPONSIBILITIES OF THE COMMITTEE

B - ii

A. System of Financial Controls

The Committee shall oversee the process by which management shall design, implement, amend, maintain, and enforce a comprehensive system of financial controls (including the right internal and external people and resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the Company's books and records with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and sound business practices, as well as protecting the value of the Company's assets and safeguarding the credibility of its brand, employees, management team, Board, and shareholders.

System of financial controls will embody the adoption of best practices in financial controls and foster honesty, integrity, accuracy, and transparency in all aspects of the Company. Best practices include but are not limited to: setting the right tone at the top; active review of business performance by executive management, with regular reporting to and oversight by the Board; an accurate, stable and reliable general ledger; a robust internal audit function; unambiguous compliance with IFRS; and full transparency and ongoing dialogue with the Board, management and external auditors.

B. Annual Audit Review

The Committee shall review and discuss the annual audited financial statements including the independent auditors' audit and audit report thereon, and the annual management's discussion and analysis of financial condition and results of operations of the Company with management and the independent auditors. In connection with such review, the Committee will:

1. Review the scope of the audit, the audit plan and audit procedures utilized;

2. Review with the independent auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management's response to such problems or difficulties;

3. Resolve any differences in financial reporting between management and the independent auditors;

4. Review with management, internal auditors, and independent auditors, the adequacy of the Company's internal controls, including information systems controls and security and bookkeeping controls and any significant findings and recommendations with respect to such controls;

5. Review reports required to be submitted by the independent auditors concerning:

a) All critical accounting policies and practices used in the preparation of the Company's financial statements;

b) All alternative treatments of financial information within IFRS that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the independent auditors; and

c) Any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

6. Review and discuss:

a) The integrity of the annual audited financial statements and quarterly financial statements with management and the independent auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the independent auditors' independence;

b) Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; and

c) Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative IFRS methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

7. Inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures include, but are not limited to, threatened and pending litigation, claims against the Company, tax matters, regulatory compliance and correspondence from regulatory authorities, and environmental exposure; and

8. Discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of "pro forma" and "adjusted" or other non-IFRS information), as well as financial information and earnings guidance provided to analysts and rating agencies.

C. Quarterly Reviews

Review and discuss the quarterly financial statements and the quarterly management's discussion and analysis of financial condition and results of operations of the Company with management and the internal auditors, and the independent auditors, together with the

B - iii

independent auditors' review thereof pursuant to professional standards and procedures for conducting such reviews, as established by IFRS and applicable securities laws. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.

D. Other Financial Information

Review and discuss with management, where appropriate, financial information contained in any prospectuses, annual information forms and Form 40-F, annual reports to shareholders, management proxy circulars, material change disclosure and Form 6-K of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information.

E. Oversight of Independent External Auditors

The Company's independent auditors shall report directly to and are ultimately accountable to the Committee. In connection with its oversight of the performance and independence of the independent auditors, the Committee will:

1. Have the sole authority and direct responsibility to appoint, retain, compensate, oversee and replace (subject to shareholder approval, if deemed advisable by the Board or if required under applicable law) the independent auditors;

2. Have authority to approve the engagement letter and all audit, audit-related, tax and other permissible non-audit services proposed to be performed by the independent auditors and the related fees for such;

3. Obtain confirmation and assurance as to the independent auditors' independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent auditors and Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors' report to satisfy itself of their independence;

4. At least annually, obtain and review a report by the independent auditors describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

5. Meet with the independent auditors prior to the annual audit to discuss planning and staffing of the audit;

6. Review and evaluate the performance of the independent auditors, as the basis for a decision to reappoint or replace the independent auditors;

7. Set clear hiring policies for employees or former employees of the independent auditors, including but not limited to, as required by all applicable laws and listing rules; and

8. Assure regular rotation of the lead audit partner and consider whether rotation of the independent auditors is required to ensure independence.

F. Oversight of Internal Audit

In connection with its oversight responsibilities, the Committee shall have authority over and direct responsibility for the internal audit function at the Company at all times. In the Committee's discretion, the internal audit function or parts thereof may be outsourced to a third-party vendor, provided that such vendor follows the standards and guidelines established by the Committee. The Head of Internal Audit (or the third-party vendor providing internal audit function support, if applicable) will report directly to the Committee or its designee. The Head of Internal Audit or relationship manager of the vendor providing internal audit function support, as applicable, shall report at least annually to the Committee regarding the internal audit function's organizational structure and personnel.

In overseeing internal audit, the Committee will:

1. Review the appointment or replacement of the senior internal auditing executive, if any, or, if outsourced, the third-party vendor providing internal audit services;

2. Review, in consultation with management, the independent auditors and senior internal auditing executive, if any, the plan and scope of internal audit activities;

3. Review internal audit activities, budget and staffing; and

4. Review significant reports to management prepared by the internal auditing department and management's responses to such reports.

G. Disclosure Controls & Procedures ("DC&P") and Internal Controls over Financial Reporting ("ICFR")

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1. Monitor and review the Company's disclosure policy and the mandate of its nominating and corporate governance committee (the "Nominating and Corporate Governance Committee"), on an annual basis;

2. Receive and review the quarterly report of the Nominating and Corporate Governance Committee on its activities for the quarter;

3. On a quarterly basis, review management's assessment of the design effectiveness of the Company's DC&P and ICFR including any significant control deficiencies identified and the related remediation plans;

4. Review management's assessment of the operating effectiveness of the Company's DC&P (quarterly) and ICFR (annually) including any significant control deficiencies identified and the related remediation plans;

5. Review and discuss any fraud or alleged fraud involving management or other employees who have a role in Company's ICFR and the related corrective and disciplinary actions to be taken;

6. Discuss with management any significant changes in the ICFR that are disclosed, or considered for disclosure on a quarterly basis; and

7. Review and discuss with the CEO and CFO the procedures undertaken in connection with the CEO and CFO's certifications for the annual and interim filings with the securities commissions.

H. Risk Assessment and Risk Management

The Committee shall discuss the Company's major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs and steps management has taken to monitor and control major business, operational and financial risks.

I. Ethical Standards

The Committee shall establish, maintain and oversee the Company's code of business conduct and ethics (the "Code"), a copy of which is attached hereto as Appendix I to Schedule "B". The Committee shall be responsible for reviewing and evaluating the Code periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Committee shall also assist the Board with the monitoring of compliance with the Code and consider any waivers of the Code (other than waivers applicable to the directors or executive officers, which shall be subject to review by the Board as a whole).

J. Related Party Transactions

The Committee shall review and approve related-party transactions or recommend related-party transactions for review by independent members of the Board.

K. Submission of Complaints

The Committee shall establish procedures for receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; the confidential, anonymous submission by directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters and the investigation of such matters with appropriate follow-up actions.

L. Legal Compliance

On at least an annual basis, the Committee shall review with the Company's legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, licence or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements.

M. Regulatory Developments

The Committee shall monitor and provide reports to the Board with respect to developments in accounting rules and practices, income tax laws and regulations, and other regulatory requirements that affect matters within the scope of the Committee's authority and responsibilities.

N. Other Responsibilities

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The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6. COMMITTEE ADMINISTRATIVE MATTERS

A. Independent Advisors

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.

B. Funding

The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

C. Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

D. Reports to Board

The Committee shall report regularly to the Board with respect to Committee activities and its conclusions with respect to the independent auditors, with recommendations to the Board as the Committee deems appropriate.

E. Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of this Charter.

F. Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company's business, their responsibilities and the Company's financial reporting and accounting practices.

G. Review of This Charter

The Committee shall review and reassess annually the adequacy of this Charter and recommend any proposed changes to the Board.

H. Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee's performance.

This Charter was approved by the Board on June 21, 2021.

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SCHEDULE "C"

STOCK OPTION PLAN

1 Definitions and Interpretation

1.1 Defined Terms

Where used herein, the following terms shall have the following meanings (all other capitalized terms used and not defined herein shall have the meanings ascribed to them in the Exchange Corporate Finance Manual):

(a) "Acceleration Right" means the Participant's right, in certain circumstances, to exercise its outstanding Option as to all or any of the Common Shares in respect of which such Option has not previously been exercised and which the Participant is entitled to exercise, including in respect of Common Shares not otherwise vested at such time;

(b) "Agent" has the meaning ascribed thereto in Policy 2.4 of the TSX Venture Exchange;

(c) "Board" means the board of directors of the Corporation;

(d) "Business Day" means each day other than a Saturday, Sunday or statutory holiday in Alberta, Canada;

(e) "Common Shares" means the common shares in the capital of the Corporation or, in the event of an adjustment contemplated by Section 8 hereof, such shares to which a Participant may be entitled upon the exercise of an Option as a result of suchadjustment;

(f) "Corporation" means High Tide Inc. and includes any successor corporation thereof;

(g) "Exchange" means the TSX Venture Exchange or, if the Common Shares are not then listed and posted for trading on the TSX Venture Exchange, then on any stock exchange in Canada on which such shares are listed and posted for trading or any other regulatory body having jurisdiction as may be selected for such purpose by the Board;

(h) "Exchange Corporate Finance Manual" means the corporate finance manual published by the Exchange, as amended from time to time, or if the Common Shares are no longer listed for trading on the Exchange, the policies of such other exchange or quotation system on which the Common Shares are listed or quoted for trading;

(i) "Exercise Notice" means the notice in writing signed by the Participant in the form set out as Schedule "B" hereto or in such other form as the Board may approve from time to time, specifying an intention of such Participant to exercise all or a portion of the Option;

(j) "Expiry Time" means the time at which the Options will expire, being 4:00 p.m. (Calgary time) on a date more particularly set forth in an Option Certificate at the time the Option is granted, which date will not be more than ten years from the date of grant;

(k) "Fair Market Value" means, for the purposes of section 9.4 hereof, at any date in respect of the Common Shares, the closing price of the Common Shares as reported by the Exchange on the last trading day immediately preceding such date or, if the Common Shares are not listed on any stock exchange, a price determined by the Board;

(l) "Insider" has the meaning ascribed thereto in the Exchange Corporate FinanceManual;

(m) "Investor Relations Activities" has the meaning ascribed thereto in the Securities Act (Alberta);

(n) "Option" means an option to purchase Common Shares from treasury granted by the Corporation to a Participant subject to the provisions contained herein;

(o) "Option Certificate" means the certificate, substantially in the form set out as Schedule "A" hereto or in such other form as the Board may approve from time to time, evidencing an Option;

(p) "Option Price" means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted herein, calculated in accordance with section 5.1 hereof and as may be more particularly set forth in an OptionCertificate;

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(q) "Participants" means the directors, officers and employees of, and consultants to, the Corporation or its Subsidiaries and, subject to compliance with the applicable requirements of the Exchange, the Personal Holding Companies of such persons, to whom an Option has been granted by the Board pursuant to the Plan and which Option or a portion thereof remains unexercised and has not terminated in accordance with the provisions of the Plan;

(r) "Personal Holding Company" means a company of which 100% of the voting shares are beneficially owned, directly or indirectly, by a director, officer or employee of, or consultant to, the Corporation or its Subsidiaries and such entity shall be bound by the Plan in the same manner as if the Options were held directly;

(s) "Plan" means this stock option plan of the Corporation, as the same may be amended or varied from time to time;

(t) "Subsidiary" means any corporation that is a subsidiary of the Corporation, as such term is defined under the Business Corporations Act (Alberta), as such provision is from time to time amended, varied or re-enacted, or a "related entity" as defined in section 2.22 of National Instrument 45-106 - Prospectus Exemptions; and

(u) "Take Over Bid" has the meaning ascribed thereto in the Securities Act (Alberta), as such provision is from time to time amended, varied orre-enacted.

2 Purpose of the Plan

The purpose of the Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified directors, officers and employees of, and consultants to the Corporation or its Subsidiaries, to reward such directors, officers, employees and consultants with Options under the Plan from time to time for their contributions toward the long term goals of the Corporation and to enable and encourage such directors, officers, employees and consultants to acquire Common Shares as long term investments.

3 Administration of the Plan

3.1 The Board shall administer the Plan. Options granted under the Plan shall be in accordance with determinations made by the Board in its sole discretion pursuant to the provisions of the Plan as to:

(a) the Participants to whom and the award date at which the Options will begranted;

(b) the number of Common Shares which shall be the subject of each Option;

(c) the Option Price, Expiry Time and expiry date for the exercise of each suchOption;

(d) subject to any specific requirements of the Exchange, the vesting period or periods within the Option term, during which a Participant may exercise an Option or a portion thereof; and

(e) other terms and conditions in respect of the Options, if applicable;

provided however, that each Participant shall have the right not to participate in the Plan and any decision not to participate therein shall not affect the employment by or engagement with the Corporation. The Board shall ensure that Participants under the Plan are eligible to participate under the Plan in accordance with the provisions of the Exchange Corporate Finance Manual, and, if required by the Exchange, shall confirm and be responsible for ensuring that the Participant is a bona fide employee, consultant or management company employee (as prescribed in the Exchange Corporate Finance Manual).

3.2 The Board may, from time to time, adopt such rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation and may, subject to applicable law, delegate its powers hereunder to administer the Plan to a committee of the Board (the "Committee"). The Committee shall be comprised of two or more members of the Board who shall serve at the pleasure of the Board. Vacancies occurring on the Committee shall be filled by the Board.

3.3 The Committee (or the Board where the Committee has not been constituted) shall have the power to delegate to any member of the Board or officer so designated (the "Administrator"), the power to administer the Plan including, but not limited to, to make the determinations set forth in Section 3.1, and the Administrator shall make such determinations in accordance with the provisions of the Plan and with applicable securities and stock exchange regulatory requirements, subject to final approval by the Committee or Board.

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4 Granting of Options

4.1 Participants may be granted Options from time to time. The grant of Options and issue of Common Shares by the Corporation pursuant to the exercise of an Option is subject to applicable securities laws, the provisions of the Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Common Shares and to the listing requirements of the Exchange. The holder of an Option agrees to comply with all such laws, rules and regulations and agrees to furnish to the Corporation any information, report and/or undertaking required to comply therewith and to fully co-operate with the Corporation in respect thereof.

4.2 Any grant of Options under the Plan shall be subject to the following restrictions:

(a) the Options shall not be assignable, transferrable or negotiable;

(b) the aggregate number of Common Shares of the Corporation allocated and made available to be granted to Participants under the Plan shall not exceed 10% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non- diluted basis);

(c) pursuant to Sections 3.2 and 3.8(c) of TSXV Exchange Policy 4.4, the aggregate number of Common Shares reserved for issuance pursuant to Options granted to any one Participant, other than a consultant, in any 12 month period may not exceed 5% of the Corporation's total issued and outstanding Common Shares, unless disinterested shareholder approval is obtained;

(d) the aggregate number of Common Shares issuable pursuant to Options granted to Insiders pursuant to the Plan and other security based compensation arrangements may not exceed 10% of the Corporation's total issued and outstanding Common Shares, unless disinterested shareholder approval is obtained;

(e) the aggregate number of Common Shares issued to Insiders pursuant to the Plan and other security based compensation arrangements in any 12 month period may not exceed 10% of the Corporation's total issued and outstanding Common Shares, unless disinterested shareholder approval is obtained;

(f) pursuant to Sections 3.3 and 3.8(d) of TSXV Exchange Policy 4.4, no more than 2% of the total issued and outstanding Common Shares at the time of grant may be granted to any one consultant in any 12 month period; and

(g) pursuant to Sections 3.4 and 3.8(e) of TSXV Exchange Policy 4.4, no more than an aggregate of 2% of the total issued and outstanding Common Shares at the time of grant may be granted to all persons engaged to conduct Investor Relations Activities in any 12 month period and all Options issued to persons engaged to conduct Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in anythree

(3) month period.

4.3 Each Option granted hereunder shall be evidenced by an Option Certificate representing the Option so awarded.

4.4 Any issuance of Common Shares from treasury pursuant to the exercise of Options shall automatically replenish the number of Common Shares available for Option grants under the Plan. Common Shares in respect of which Options are cancelled or not exercised prior to expiry, for any reason, shall be available for subsequent Option grants under the Plan. No fractional shares may be purchased or issued hereunder.

4.5 The Corporation shall at all times, during the term of the Plan, reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of thePlan.

4.6 All Options granted pursuant to this Plan shall be subject to rules and policies of the Exchange and any other regulatory body having jurisdiction.

5 Option Price

5.1 Subject to applicable Exchange approval, the Option Price shall be fixed by the Board at the time the Option is granted to a Participant. In no event shall the Option Price be less than the Discounted Market Price (as defined in the Exchange Corporate Finance Manual) or, if the Common Shares are not listed on any stock exchange, a price determined by theBoard.

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5.2 Once the Option Price has been determined by the Board, accepted by the Exchange (if the Common Shares are listed on the Exchange) and the Option has been granted, if the Participant is an Insider, the Option Price may only be reduced if disinterested shareholder approval is obtained provided that such disinterested shareholder approval is then a requirement of the Exchange or other regulatory body having jurisdiction.

6 Term of Option

6.1 The term of the Option shall be a period of time fixed by the Board, not to exceed ten (10) years from the date of grant and will be more particularly set forth in an Option Certificate. Unless the Board determines otherwise, Options shall be exercisable in whole or in part at any time during this period in accordance with such vesting provisions, conditions or limitations (including applicable hold periods) as are herein contained, as the Board may from time to time impose, or as may be required by the Exchange or under applicable securities law.

6.2 Each Option and all rights thereunder shall be expressed to expire at the Expiry Time, but shall be subject to earlier termination in accordance with the provisions of the Plan. Any Option or part thereof not exercised by the Expiry Time shall terminate and become null, void and of no effect as at the Expiry Time.

6.3 In addition to any resale restriction under securities laws, an Option may be subject to a four (4) month Exchange hold period commencing on the date the Option is granted.

6.4 Except in the case of an Option that terminates in accordance with the provisions of the Plan, in the event that the term of any Option expires within or immediately following a "blackout period" imposed by the Corporation, the Option shall expire on the date (the "Blackout Expiration Date") that is ten (10) Business Days following the end of such blackout period.

7 Exercise of Option

7.1 Subject to the provisions of the Plan and the terms of any Option Certificate, an Option or a portion thereof may be exercised, from time to time, by delivery of the Exercise Notice to the Corporation's office as more particularly set forth in the Exercise Notice. The Exercise Notice shall state the intention of the Participant to exercise the said Option or a portion thereof and specify the number of Common Shares in respect of which the Option is then being exercised, and shall be accompanied by the full purchase price of the Common Shares which are the subject of the exercise. As long as the Corporation is listed on the TSX Venture Exchange, the purchase price must be paid by cash, certified cheque or bank draft.

8 Adjustments in Shares

8.1 If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation through a re- organization, plan of arrangement, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board, in its discretion, in the number or kind of shares optioned and the exercise price per share with respect to: (a) previously granted and unexercised Options or portions thereof which have not otherwise terminated in accordance with the provisions of the Plan; and (b) Options which may be granted subsequent to any such change in the Corporation's capital.

8.2 Determinations by the Board as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. The Corporation shall not be obligated to issue fractional securities in satisfaction of any of its obligations hereunder.

9 Accelerated Vesting

9.1 In the event that certain events such as a liquidation or dissolution of the Corporation or a re- organization, plan of arrangement, merger or consolidation of the Corporation with one or more corporations, as a result of which the Corporation is not the surviving corporation, or the sale by the Corporation of all or substantially all of the property and assets of the Corporation to another corporation prior to the Expiry Time, are proposed or contemplated, the Board may, notwithstanding the terms of the Plan or any Option Certificates issued hereunder, exercise its discretion, by way of resolution, to permit accelerated vesting of Options (subject to the prior written approval of the Exchange if the original vesting condition is

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mandatory under the policies of the Exchange) on such terms as the Board sees fit at that time. If the Board, in its sole discretion, determines that the Common Shares subject to any Option granted hereunder shall vest on an accelerated basis, all Participants entitled to exercise an unexercised portion of Options then outstanding shall have the right at such time, upon written notice being given by the Corporation, to exercise such Options to the extent specified and permitted by the Board and within the time period specified by the Board, which shall not extend past the ExpiryTime.

9.2 An Option may provide that whenever the Corporation's shareholders receive a Take-Over Bid and the Corporation supports such bid, pursuant to which the "offeror" would, as a result of such Take-Over Bid being successful, beneficially own in excess of 50% of the outstanding Common Shares, the Participant may exercise the Acceleration Right. The Acceleration Right shall commence on the date of the mailing of the Board circular recommending acceptance of the Take-Over Bid and end on the earlier of:

(a) the Expiry Time; and

(b) (i) in the event the Take-Over Bid is unsuccessful, the expiry date of the Take-Over Bid; and (ii) in the event the Take-Over Bid is successful, the tenth (10th) day following the expiry date of the Take-Over Bid.

9.3 At the time of the termination of the Acceleration Right, the original vesting terms of the Options shall be reinstated with respect to the Common Shares issuable thereunder which were not acquired by the holders of such Options pursuant to the terms thereof. Notwithstanding the foregoing, the Acceleration Right may be extended for such longer period as the Board may resolve.

9.4 Provided that the Corporation is listed on the TSX Venture Exchange and is in compliance with applicable TSX Venture Exchange requirements, the Corporation may satisfy any obligations to a Participant hereunder by paying to the Participant in cash the difference between the exercise price of all unexercised Options granted hereunder and the Fair Market Value of the Common Shares to which the Participant would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment have been satisfied.

10 Decisions of the Board

All decisions and interpretations of the Board respecting the Plan or Options granted thereunder shall be conclusive and binding on the Corporation and the Participants and their respective legal personal representatives and on all directors, officers, employees and consultants of the Corporation who are eligible to participate under the Plan.

11 Ceasing to be a Director, Officer, Employee or Consultant

11.1 Subject to the terms of the applicable Option Certificate and subject to sections 12.2 and 12.5 hereof, in the event of the Participant ceasing to be a director, officer, employee or consultant of the Corporation or a Subsidiary for any reason other than death, including the resignation or retirement of the Participant or the termination by the Corporation or a Subsidiary of the employment or the engagement of the Participant, prior to the Expiry Time, such Option (including an Option held by a Participant's Personal Holding Company) may be exercised as to such Common Shares in respect of which the Option has not previously been exercised (and as the Participant would have been entitled to exercise) at any time up to and including (but not after) the earlier of: (a) the Expiry Time; and (b) the date that is ninety (90) days (or such other period as may be determined by the Board in accordance with the Exchange Corporate Finance Manual provided that such period is not more than one (1) year) following the effective date that such Participant ceases to be a director, officer, employee or consultant of the Corporation or a Subsidiary, after which the Option shall forthwith expire and terminate and be of no further force or effect whatsoever.

11.2 In consideration of the Option hereby granted, in the event of the resignation or retirement of the Participant or the termination of employment by the Corporation without cause, the Participant hereby covenants not to sue the Corporation for damages arising from the loss of rights granted hereunder and releases the Corporation from any damages.

11.3 Notwithstanding the foregoing, in the event of termination for cause, such Option (including an Option held by a Participant's Personal Holding Company) shall expire and terminate immediately at the time of delivery of notice of termination of employment for cause to the Participant by the Corporation or a Subsidiary and shall be of no further force or effect whatsoever as to the Common Shares in respect of which an Option has not previously been exercised.

11.4 In the event of the death of a Participant on or prior to the Expiry Time, such Option (including an Option held by a Participant's Personal Holding Company) may be exercised as to such of the Common Shares in respect of which such Option has not previously been exercised (and as the Participant would have been entitled to purchase), by the legal personal representatives of the Participant at any time up to and including (but not after) a date one (1) year from the date of death of the Participant, after which date the Option shall forthwith expire and terminate and be of no further force or effect whatsoever.

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11.5 Options shall not be affected by any change of employment of the Participant where the Participant continues to be employed by the Corporation or any of its Subsidiaries.

12 Amendment or Discontinuance of Plan

(a) The approval of the Board and the requisite approval from the Exchange and disinterested shareholders shall be required for any of the following amendments to be made to the Plan:

(i) any increase to the fixed maximum percentage of Common Shares issuable under the Plan;

(ii) a reduction in the Option Price of an Option (other than for standard anti-dilution purposes) held by or benefiting an Insider;

(iii) an increase in the maximum number of Common Shares that may be issued to Insiders within any one year period or that are issuable to Insiders at anytime;

(iv) an extension of the term of an Option held by or benefiting an Insider;

(v) any change to the definition of "Participants" which would have the potential of broadening or increasing Insider participation;

(vi) provided that the Corporation is listed on the TSX Venture Exchange, the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vii) any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to Participants, especially Insiders, at the expense of the Corporation and its existing shareholders; and

(viii) a change to the termination provisions of an Option which does not entail an extension beyond the original expiry date, except as contemplated in section 6.4 above.

(b) The Board may, without shareholder approval but subject to receipt of requisite approval as required by the Exchange, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subsection 12(a) above including, without limitation:

(i) amendments of a housekeeping nature; and

(ii) a change to the vesting provisions of an Option.

13 Participants' Rights

13.1 A Participant shall not have any rights as a shareholder of the Corporation until the issuance of a certificate for Common Shares upon the exercise of an Option or a portion thereof, and then only with respect to the Common Shares represented by such certificate or certificates.

13.2 Nothing in the Plan or any Option shall confer upon any Participant any rights to continue in the employ or in business with the Corporation or any Subsidiary or affect in any way the right of the Corporation or any such Subsidiary to terminate the employment or engagement of the Participant at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Subsidiary to extend the employment or engagement term of any Participant beyond the time such Participant would normally retire or cease engagement pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which he would otherwise be retired or cease engagement pursuant to the provisions of any contract of employment or engagement with the Corporation or any Subsidiary.

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14 Approvals

The Plan shall be subject, if applicable, to the approval of the Exchange or other regulatory body having jurisdiction at that time and, if so required thereby, to the approval of the shareholders of the Corporation. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

15 Government Regulation

15.1 The Corporation's obligation to issue and deliver Common Shares under any Option is subject to:

(a) the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the receipt from the Participant of such representations, warranties, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(c) payment by a Participant of the applicable Option Price in full in respect of the exercise of an Option.

15.2 In this regard, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares and, if desired, for the listing of such Common Shares on the Exchange, in compliance with applicable securities laws. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and the Option Price actually paid to the Corporation will be returned to the Participant.

16 Costs

The Corporation shall pay all costs of administering the Plan.

17 Interpretation

This Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

18 Compliance with Applicable Law

If any provision of the Plan or any Option contravenes any law or any order, policy, bylaw or regulation of any regulatory body or the Exchange, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

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APPENDIX "i"

to

SCHEDULE "C"

HIGH TIDE INC.

STOCK OPTION PLAN

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the stock option plan (the "Plan") of High Tide Inc. (the "Corporation") and evidences that ________________(the "Holder") is the holder of an option (the "Option") to purchase up to ____________________ common shares (the "Common Shares") in the capital stock of the Corporation at a purchase price of per Common Share (the "Option Price"). Subject to the provisions of the Plan:

(a) the award date of this Option is ________________(the "Award Date"); and

(b) the expiry date of this Option is ________________ years from the Award Date (the "Expiry Date").

The right to purchase Common Shares under the Option for the Holder is subject to the following vesting period:__________________.

Subject to the accelerated vesting and early termination provisions of the Plan, this Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 4:00PM (Alberta time) on the Expiry Date, by delivery to the Board or the Administrator, as the case may be, an Exercise Notice, in the form provided in the Plan, together with this Certificate and either cash, a certified cheque or bank draft payable to "High Tide Inc." in an amount equal to the aggregate of the Option Price of the Common Shares in respect of which the Option is being exercised. If the Option Holder is an employee, consultant or management corporation employee, the Option Holder confirms that it is a bona fide employee, consultant or management corporation employee, as the case may be.

This Certificate and the Option evidenced hereby are not assignable, transferable or negotiable and are subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Corporation shall prevail.

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate and the Common Shares issuable upon the exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until __________________, __________.

HIGH TIDE INC.

Per:     _________________________________

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APPENDIX "ii"

to

SCHEDULE "C"

EXERCISE NOTICE

TO: HIGH TIDE INC.

1. Exercise of Option

The undersigned hereby irrevocably gives notice, pursuant to the stock option plan (the "Plan") of High Tide Inc. (the "Corporation"), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a) all of the Common Shares; or

(b) ____________________ of the Common Shares;

each of which are the subject of the option certificate attached hereto.

2. Calculation of total exercise price:

Number of Common Shares to be Acquired		Common Shares

Option Price per Common Share	$

Total exercise price, as enclosed herewith	$

The undersigned tenders herewith cash, a certified cheque or bank draft (circle one) in the amount of $[☐] payable to "High Tide Inc. " in an amount equal to the total exercise price of the Common Shares, as calculated above, and directs the Corporation, upon payment in full of such exercise price, to issue the share certificate evidencing the Common Shares in the name of the undersigned and to be mailed to the undersigned at the following address:

[Name]

[Delivery Address]

The undersigned undertakes to comply, to the satisfaction of the Corporation, with all applicable requirements of the Exchange and any applicable regulatory authorities.

Capitalized terms used in this exercise notice which are not otherwise defined shall have the meaning given thereto in the Plan.

Dated the _______ day of ________________, _________.

Witness	Signature of Option Holder

Name of Witness (Print)	(Print name of Option Holder)

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SCHEDULE "D"

RESTRICTED SHARE UNIT AWARD PLAN

ARTICLE 1

PURPOSE OF THIS PLAN

1.1 Purpose of this Plan

The purpose of this Plan is to promote the interests and long-term success of the Corporation by:

(a) furnishing certain directors, officers, and employees of the Corporation or its Affiliates with greater incentive to develop and promote the business and financial success of the Corporation;

(b) aligning the interests of persons to whom Restricted Awards may be granted with those of the shareholders of the Corporation generally through a proprietary ownership interest in the Corporation; and

(c) assisting the Corporation in attracting, retaining and motivating its directors, officers, and employees.

The Corporation believes that these purposes may best be effected by granting Restricted Awards and affording such persons an opportunity to acquire a proprietary interest in the Corporation.

ARTICLE 2

DEFINITIONS

2.1 Definitions

In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms will have the following meanings:

(a) "Affiliate" means an affiliate as defined in the Securities Act and includes issuers that are similarly related, whether or not any of the issuers are companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;

(b) "Applicable Withholding Taxes" means all taxes and other source deductions or other amounts which the Corporation or an Affiliate of the Corporation is or may be required by law to withhold in respect of the Plan or in respect of a Restricted Award, including in respect of the issuance transfer, amendment or vesting of a Restricted Award or the issuance of Shares thereunder;

(c) "Associate" means an associate as defined in the Securities Act;

(d) "Award Agreement" means any written agreement, contract or other instrument or document evidencing any Restricted Award granted under this Plan. Each Award Agreement shall be subject to the applicable terms and conditions of this Plan and any other terms and conditions (not inconsistent with this Plan) determined by the Compensation Committee;

(e) "Blackout Period" means an interval of time during which the Corporation has determined that one or more Participants may not trade any securities of the Corporation because they may be in possession of undisclosed material information pertaining to the Corporation;

(f) "Board" means the board of directors of the Corporation as constituted from time to time;

(g) "Change in Control" means:

(i) any merger or amalgamation in which voting securities of the Corporation possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction;

(ii) any acquisition, directly or indirectly, by a person or Related Group of Persons (other than a person that is a registered dealer as described in Section 2.1(t)(iii) and other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership of voting securities of the Corporation possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities;

(iii) any acquisition, directly or indirectly, by a person or Related Group of Persons of the right to appoint a majority of the directors of the Corporation or otherwise directly or indirectly control the management, affairs and business of the Corporation;

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(iv) any sale, transfer or other disposition of all or substantially all of the assets of the Corporation;

(v) a complete liquidation or dissolution of the Corporation; or

(vi) any transaction or series of transactions involving the Corporation or any of its Affiliates that the Board in its discretion deems to be a Change in Control;

provided however, that a Change in Control shall not be deemed to have occurred if such Change in Control results from:

(i) the issuance, in connection with a bona fide financing or series of financings by the Corporation or any of its Affiliates, of voting securities of the Corporation or any of its Affiliates or any rights to acquire voting securities of the Corporation or any of its Affiliates which are convertible into voting securities;

(ii) a transaction or series of transactions involving the Corporation or any of its Affiliates whereby the holders of the voting securities of the Corporation continue to hold voting securities in the capital of the surviving or successor entity in substantially the same proportion as such holders held voting securities in the Corporation immediately prior to the commencement of such transaction or series of transactions; or

(iii) a reverse take-over of the Corporation, so long as more than one-half of the members of the Board immediately prior to the reverse take-over constitute more than one-half of the members of the board of directors of the other company involved in the reverse take-over of the Corporation following the reverse take-over.

(h) Compensation Committee" means the Compensation Committee of the Board or such other committee of the Board to which the Board has delegated responsibility for administration of the Plan or, if the Board has not made such delegation, "Compensation Committee" shall mean the Board;

(i) "Consultant" means a person or company, other than an employee, executive officer or director of the Corporation, that: (i) is engaged to provide services to the Corporation, other than services provided in relation to a distribution of securities or services provided in relation to Investor Relations Activities; (ii) provides the services under a written agreement with the Corporation; and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Corporation, and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

(j) "Corporation" means High Tide Inc. and any successor corporation and any reference herein to action by the Corporation means action by or under the authority of its Board or a duly empowered committee appointed by the Board;

(k) "Eligible Person" means director, officer, or employee of the Corporation or its Affiliates, excluding individuals or Consultants engaging in Investor Relations Activities;

(l) "Exchange" means the TSX Venture Exchange, the Canadian Stock Exchange, or such stock exchanges or other organized markets on which the Shares are listed or posted for trading;

(m) "Insider" in relation to the Corporation means:

(i) a director or senior officer of the Corporation;

(ii) a director or senior officer of a company that is an Insider or subsidiary of the Corporation; or

(iii) a person that beneficially owns or controls, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all Outstanding Shares.

(n) "Investor Relations Activities" has the meaning ascribed thereto in TSX Venture Exchange policies;

(o) "Merger and Acquisition Transaction" means:

(i) any merger;

(ii) any acquisition;

(iii) any amalgamation;

(iv) any offer for Shares which if successful would entitle the offeror to acquire all of the voting securities of the Corporation; or

(v) any arrangement or other scheme of reorganization; that results in a Change in Control;

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(p) "Outstanding Shares" at the time of any issuance of Shares means the number of Shares that are outstanding immediately prior to the issue of the Shares in question, on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange;

(q) "Participant" means an Eligible Person designated to be granted a Restricted Award under this Plan;

(r) "Permitted Assign" in respect of a Participant means:

(i) an executor or administrator for the estate of the Participant upon the death of the Participant, or

(ii) a committee or duly appointed attorney of the Participant, upon the Participant becoming incapable, by reason of physical or mental infirmity, of managing his or her affairs.

(s) "Plan" means this plan, as the same may from time to time be supplemented or amended and in effect;

(t) "Related Group of Persons" in respect of a person means:

(i) the person together with any one or more of the person's Associates or Affiliates; and

(ii) any two or more persons who have an agreement, commitment or understanding, whether formal or informal, with respect to:

(A) the acquisition of or the intention to acquire, directly or indirectly, beneficial ownership of, or control and direction over, voting securities of the Corporation; or

(B) the exercise of voting rights attached to the securities of the Corporation beneficially owned by such persons, or over which such persons have control and direction, on matters regarding the appointment of directors or control of the management, affairs and business of the Corporation;

(iii) despite the above Section 2.1(t)(ii)(A), a registered dealer acting solely in an agency capacity for a person or Related Group of Persons in connection with the acquisition of beneficial ownership of, or control and direction over, securities of the Corporation, and not executing principal transactions for its own account or performing services beyond customary dealer's functions, shall not be deemed solely by reason of such agency relationship to be a related person for the purposes of the definition of Related Group of Persons; and

(u) "Restricted Award" means restricted share unit award granted pursuant to Section 8.1, for which the form of Award Agreement is attached hereto as Schedule "A";

(v) "Securities Act" means the Securities Act (Alberta), as amended from time to time;

(w) "Shares" means the common shares in the capital of the Corporation; and

(x) "Shareholder" means a holder of Shares.

ARTICLE 3

EFFECTIVE DATE OF PLAN

3.1 This Plan became effective on November 18, 2020 (the "Effective Date").

ARTICLE 4

ADMINISTRATION OF PLAN

4.1 The Board may at any time appoint a committee of the Board (the "Compensation Committee") to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board, this Plan will be administered by the Board, and in such event references herein to the Compensation Committee shall be construed to be a reference to the Board). The Board will take such steps that in its opinion are required to ensure that the Compensation Committee has the necessary authority to fulfil its functions under this Plan.

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4.2 The Compensation Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan, and to make determinations and take such other action in connection with or in relation to the Plan as it deems necessary or advisable. Each determination or action made or taken pursuant to the Plan, including interpretation of the Plan, shall be final and conclusive for all purposes and binding on all parties, absent manifest error.

4.3 The Corporation will be responsible for all costs relating to the administration of the Plan.

4.4 Unless otherwise determined by the Board, the Plan shall remain an unfunded obligation of the Corporation and the rights of Participants under the Plan shall be general unsecured obligations of the Corporation.

4.5 The Corporation is authorized to take such steps as may be necessary to ensure all Applicable Withholding Taxes are withheld, deducted and remitted as required by law.

ARTICLE 5

SHARES AVAILABLE FOR AWARDS

5.1 Subject to adjustment as provided in Article 16 of this Plan, the maximum number of Shares that may be issuable pursuant to this Plan shall not exceed in the aggregate, when combined with all of the Corporation's other security based compensation arrangements and including the Corporation's stock option plan, that amount of Shares which is equal to 10% of the issued and outstanding Shares of the Corporation at the Effective Date. It is anticipated that the number of authorized but unissued Shares available for issuance under the Plan on the Effective Date will be 28,619,502 Shares.

5.2 For purposes of Section 5.1 and subject to Section 5.3, the number of Shares covered by a Restricted Award or to which a Restricted Award relates shall be counted on the date of grant of such Restricted Award against the aggregate number of Shares available for granting Restricted Awards under this Plan.

5.3 If an outstanding Restricted Award for any reason expires or is terminated or cancelled without having been settled in full, the Shares shall will only be available again for issuance under this Plan upon approval of the Exchange.

5.4 The Board will reserve for issuance from time to time out of the authorized but unissued Shares sufficient Shares to provide for issuance of all Shares which are issuable under all Restricted Awards.

5.5 Fractional Restricted Awards are permitted under this Plan.

ARTICLE 6

GRANT OF AWARDS

6.1 Subject to the provisions of this Plan, the Compensation Committee may from time to time grant to any Eligible Person one or more Restricted Awards as the Compensation Committee deems appropriate.

6.2 The date on which a Restricted Award will be deemed to have been granted under this Plan will be the date on which the Compensation Committee authorizes the grant of such Restricted Award or such other future date as may be specified by the Compensation Committee at the time of such authorization (including, but not limited to, the date the Award Agreement is entered into pursuant to Section 6.4).

6.3 The number of Shares that may be issued under any Restricted Award will be determined by the Compensation Committee, provided that:

(a) subject to Section 6.3(b), the number of Shares reserved for issuance to any one Participant pursuant to this Plan combined with all of the Corporation's other security based arrangements, including the Corporation's stock option plan, within any one year period shall not, in aggregate, exceed 5% of the total number of Outstanding Shares, or in the case of Consultants, 2% of the issued and outstanding Shares to each Consultant in any one year period, unless disinterested Shareholder approval is obtained for such issuances;

(b) the number of Shares reserved for issuance to any one Participant pursuant to this Plan within any one-year period shall not, in aggregate, exceed 1% of the total number of Outstanding Shares, unless disinterested Shareholder approval is obtained for such issuance;

(c) the maximum number of Shares which may be reserved for issuance to a Related Group of Persons, together with any other security based compensation agreements, may not exceed 10% of the issued Shares

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(d) subject to Section 6.3(e), the number of Shares:

(i) issuable, at any time, to Participants that are Insiders; and

(ii) issued to Participants that are Insiders within any one-year period;

pursuant to this Plan, or when combined with all of the Corporation's other security-based compensation arrangements that provide for the issuance from treasury or potential issuance from treasury of Shares shall not, in aggregate, exceed 5% of the total number of Outstanding Shares;

(e) the number of Shares reserved for issuance to Participants that are Insiders pursuant to this Plan within any one year period shall not, in aggregate, exceed 2% of the total number of Outstanding Shares, unless disinterested Shareholder approval is obtained for such issuances,

6.4 Each Restricted Award will be evidenced by an Award Agreement which incorporates such terms and conditions (including all vesting conditions) as the Compensation Committee in its discretion deems appropriate and consistent with the provisions of this Plan (and the execution and delivery by the Corporation of an Award Agreement with a Participant shall be conclusive evidence that such Award Agreement incorporates terms and conditions determined by the Compensation Committee and is consistent with the provisions of this Plan). Each Award Agreement will be executed by the Participant to whom the Restricted Award is granted and on behalf of the Corporation by any member of the Compensation Committee or any officer of the Corporation or such other person as the Compensation Committee may designate for such purpose.

6.5 Restricted Awards granted pursuant to this Plan shall vest, and the corresponding Shares shall be issued, no later than December 15 of the third calendar year following the end of the Service Year in respect of each such Restricted Award. For the purposes of this paragraph: (i) where a Restricted Award is granted within the first half of a calendar year, the Service Year in respect of such Restricted award shall be the immediately preceding year; and (ii) where a Restricted Award is granted within the second half of a calendar year, the Service Year in respect of such Restricted award shall be the year of grant.

ARTICLE 7

ELIGIBILITY

7.1 Any Eligible Person shall be eligible to be designated a Participant. The Corporation and a Participant shall confirm that any Eligible Person that is an employee is a bona fide employee of the Corporation or its Affiliates. In determining whether an Eligible Person shall receive a Restricted Award and the terms of any Restricted Award, the Compensation Committee may take into account the nature of the services rendered by the Eligible Person, his or her present and potential contributions to the success of the Corporation, and such other factors as the Compensation Committee, in its discretion, shall deem relevant.

ARTICLE 8

RESTRICTED AWARD GRANTS

8.1 The Compensation Committee is hereby authorized to grant Restricted Awards to an Eligible Person subject to the terms of this Plan. Each vested, whole Restricted Award granted under this Plan shall be denominated or payable in Shares and shall confer on the holder thereof the right to receive one Share from treasury (subject to adjustment in accordance with this Plan), immediately upon the completion of certain conditions during such periods as the Compensation Committee shall establish. Subject to the terms of this Plan, the conditions to be completed during any period, the length of any period, the amount of any Restricted Award granted, the number of treasury Shares receivable pursuant to any Restricted Award and any other terms and conditions of the Restricted Award shall be determined by the Compensation Committee at the time of grant. A Restricted Award will be subject to an Award Agreement containing such terms and conditions, not inconsistent with the provisions of this Plan, as the Compensation Committee shall determine.

8.2 Except as otherwise determined by the Compensation Committee or as set forth in the applicable Award Agreement, upon the termination of a Participant's employment (as determined under criteria established by the Compensation Committee), including by way of death, retirement, disability, termination without cause and termination for cause during the term of a Restricted Award, all unvested Restricted Awards held by the Participant shall be forfeited and cancelled; provided, however, that the Compensation Committee may, if it determines that a waiver would be in the best interest of the Corporation, waive in whole or in part any or all remaining restrictions or conditions with respect to any such Award.

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ARTICLE 9

GENERAL TERMS OF RESTRICTED AWARDS

9.1 Restricted Awards may be granted for no cash consideration.

9.2 Restricted Awards may, in the discretion of the Compensation Committee, be granted either alone or in addition to or in tandem with any award granted under any plan of the Corporation or any Affiliate. Restricted Awards granted in addition to or in tandem with awards granted under any such other plan of the Corporation or any Affiliate may be granted either at the same time as or at a different time from the grant of such other awards.

9.3 All Shares delivered pursuant to a Restricted Award shall be subject to such stop transfer orders and other restrictions as the Compensation Committee may deem advisable, applicable Canadian provincial or foreign securities laws and regulatory requirements, applicable Exchange policies and rules, and applicable Canadian corporate laws, and the Compensation Committee may direct appropriate stop transfer orders and cause other legends to be placed on the certificates for such Shares to reflect such restrictions.

ARTICLE 10

CHANGE IN STATUS

10.1 A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Restricted Award was granted to such Participant will not result in the termination of the Restricted Award granted to such Participant provided that such Participant remains an Eligible Person.

ARTICLE 11

NON-TRANSFERABILITY OF RESTRICTED AWARDS

11.1 Each Award Agreement will provide that the Restricted Award granted thereunder is not transferable or assignable to anyone other than a Permitted Assign.

ARTICLE 12

REPRESENTATIONS AND COVENANTS OF PARTICIPANTS

12.1 Each Award Agreement will contain representations and covenants of the Participant that:

(a) the Participant is a director,officer or employee of the Corporation or its Affiliates or a person otherwise determined as an Eligible Person under this Plan by the Compensation Committee;

(b) the Participant has not been induced to enter into such Award Agreement by the expectation of employment or continued employment with the Corporation or its Affiliates;

(c) the Participant is aware that the grant of the Restricted Award and the issuance by the Corporation of Shares thereunder are exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Restricted Awards of the Shares to be distributed thereunder under any applicable securities laws.

ARTICLE 13

WITHHOLDING TAX

13.1 Each Participant shall be responsible for all taxes in respect of the Plan and in respect of the issuance, transfer, amendment or vesting of a Restricted Award or the issuance of Shares thereunder. The Corporation makes no guarantee to any person regarding the tax consequences of becoming a Participant in the Plan and none of the Corporation, its Affiliates or any of their respective employees or representatives shall have any liability to any Participant with respect thereto. The Corporation shall be entitled to take all reasonable and necessary steps and to obtain all reasonable or necessary indemnities, assurances, payments or undertakings to satisfy any obligation to pay or withhold an amount on account of Applicable Withholding Taxes. Without limiting the generality of the foregoing, the Corporation may for such purposes withhold or offset such amounts from any salary or other amounts otherwise due or to become due from the Corporation to the Participant or may require that a Participant pay such amounts to the Corporation.

13.2 Participant will be solely responsible for paying any Applicable Withholding Taxes arising from the grant, vesting or issuance or payment of underlying Shares or cash of any Restricted Award and payment is to be made in a manner satisfactory to the Corporation. Notwithstanding the foregoing, the Corporation will have the right to withhold from any Restricted Award or any Shares issuable pursuant to a Restricted Award or from any cash amounts otherwise due or to become due from the Corporation to the Participant, an amount equal to any such taxes.

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ARTICLE 14

CONDITIONS

14.1 Notwithstanding any provision in this Plan, other than pursuant to an Award Agreement, the Corporation's obligation to issue Shares to a Participant pursuant to the terms of any Restricted Award will be subject to, if applicable:

(a) completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Corporation will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(b) the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

ARTICLE 15

SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

15.1 The Compensation Committee will have the right at any time and from time to time to suspend or terminate this Plan (including, without limitation, in the event that the termination of this Plan is required by the Exchange) and, subject to Section 15.2, may:

(a) with the prior approval of the Exchange and disinterested Shareholders of the Corporation by ordinary resolution make any amendment to any Restricted Award Agreement or this Plan, including any amendment that would:

(i) increase the number of Shares, or rolling maximum, reserved for issuance under this Plan as set out in Section 5.1;

(ii) extend the term of a Restricted Award beyond its original expiry time;

(iii) result in any modification to this Section 15.1; or

(b) without the prior approval of Shareholders of the Corporation and without limiting the generality of the foregoing, the Compensation Committee may make any other amendments not listed in (a) above to any Award Agreement or this Plan, as follows:

(i) amendments of a clerical or housekeeping nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

(ii) amendments to reflect any requirements of any regulatory authorities to which the Corporation is subject, including the Exchange; amendments to any vesting provisions of a Restricted Award, provided that such amendments shall not extend vesting beyond December 15 of the third calendar year following the end of the Service Year in respect of such Restricted Award; and

(iii) amendments to the expiration date of a Restricted Award that does not extend the term of a Restricted Award past the original date of expiration for such Restricted Award.

Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject shall be complied with and obtained in connection with any such suspension, termination or amendment to this Plan or amendments to any Award Agreement, including, but not limited to, the receipt of necessary approvals from disinterested shareholders and the TSX Venture Exchange in connection with any renewals and amendments to this Plan.

15.2 In exercising its rights pursuant to Section 15.1, the Compensation Committee will not have the right to affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Restricted Award previously granted under this Plan except: (a) with the consent of such Participant; (b) as permitted pursuant to Article 16; or (c) for the purpose of complying with the requirements of any regulatory authorities to which the Corporation is subject, including the Exchange.

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15.3 The full powers of the Compensation Committee as provided for in this Plan will survive the termination of this Plan until all Restricted Awards have been vested in full (including the issuance of any underlying Shares) or have otherwise expired.

ARTICLE 16

ADJUSTMENTS

16.1 In the event of any Share distribution, Share split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution of the Corporation's assets to the Shareholders, or any other change affecting the Shares, the Restricted Awards of each Participant and the Restricted Awards outstanding under the Plan shall be adjusted in such manner, if any, as the Compensation Committee may in its discretion deem appropriate to reflect the event. However, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Restricted Awards will be granted to such Participant to compensate for a downward fluctuation in the market price of the Shares, nor will any other form of benefit be conferred upon, or in respect of a Participant for such purpose.

16.2 In the event of a Merger and Acquisition Transaction or proposed Merger and Acquisition Transaction, the Compensation Committee shall determine in an appropriate and equitable manner:

(a) any adjustment to the number and type of Shares (or other securities) that thereafter shall be made the subject of Restricted Awards; and

(b) the number and type of Shares (or other securities) subject to outstanding Restricted Awards; and

(c) determine the manner in which all unvested Restricted Awards granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the vesting of such Restricted Awards by the Participants, the time for the fulfilment of any conditions or restrictions on such vesting, and the time for the expiry of such Restricted Awards.

Subsections (a) through (c) of this Section 16.2 may be utilized independently of, successively with, or in combination with each other and Section 16.1, and nothing therein contained shall be construed as limiting or affecting the ability of the Compensation Committee to deal with Restricted Awards in any other manner. All determinations by the Compensation Committee under this Article 16 will be final, binding and conclusive for all purposes.

16.3 Notwithstanding anything else in this Plan, any unvested Restricted Awards issued to a Participant at the time of a Merger and Acquisition Transaction shall immediately vest if either (i) the Participant is either terminated without cause or resigns with good reason (as such term has been defined under common law, including any reason that would be considered to amount to constructive dismissal by a court of competent jurisdiction) from their position with the Corporation within the period ending 12 months from the date of the completion of the Merger and Acquisition Transaction, or (ii) the Compensation Committee, acting reasonably, determines that an adjustment to the number and type of Shares (or other securities) resulting from a Merger and Acquisition Transaction is impractical or impossible. In the event this Section 16.3 is applicable, the Compensation Committee shall, acting reasonably, determine the extent to which the Participant met the conditions for vesting of Restricted Awards.

16.4 The grant of any Restricted Awards under this Plan will in no way affect the Corporation's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

ARTICLE 17

GENERAL

17.1 Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a Shareholder of the Corporation with respect to any Shares reserved for the purpose of any Restricted Award.

17.2 Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant. The rights and obligations hereunder may be assigned by the Corporation to a successor in the business of the Corporation.

17.3 Nothing in this Plan or any Award Agreement will confer upon any Participant any right to continuein the employ of or under contract with the Corporation or its Affiliates or affect in any way the right of the Corporation or any such Affiliate to terminate his or her employment at any time or terminate his or her consulting contract, nor will anything in this Plan or any Award Agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Affiliate to extend the employment of any Participant beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or its Affiliates or any present or future retirement policy of the Corporation or its Affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or its Affiliates. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of this Plan.

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17.4 Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

17.5 The Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

17.6 References herein to any gender include all genders and to the plural includes the singular and vice versa. The division of this Plan into Sections and Articles and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan.

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SCHEDULE "A"

FORM OF AWARD AGREEMENT

HIGH TIDE INC.

(THE "CORPORATION")

RESTRICTED SHARE UNIT AWARD PLAN

AWARD AGREEMENT

This Award Agreement is entered into between the Corporation and the Participant named below pursuant to the Corporation's Restricted Share Unit Award Plan (the "Plan"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Plan.

This Agreement confirms that:

1.	on _______________, 20____ (the "Award Date");

2.	__________________________(the "Participant");

3.

was granted ____________Restricted Awards in respect of employment services to be rendered by the Participant to the Corporation or its Affiliates each of which entitles the Participant to receive one Share upon vesting, provided the following conditions are met:

(a) [conditions of vesting to be included at time of grant.]

4. the vesting of the Restricted Awards shall occur on the following schedule:

Vesting Date	Percentage Vested

[Timing of vesting to be included at time of grant.]

5. The Corporation shall issue to the Participant all amounts receivable by the Participant all Shares receivable by the Participant pursuant to this Agreement from treasury;

6. by execution of this Agreement and acceptance of the Restricted Awards hereby granted, the Participant hereby represents and warrants to the Corporation that the Participant:

(a) is director, officer or employee of the Corporation or its Affiliates or a person otherwise determined as an Eligible Person under this Plan by the Compensation Committee;

(b) has not been induced to enter into such Agreement by the expectation of employment or continued employment with the Corporation or its Affiliates;

(c) is aware that the grant of the Restricted Award and the issuance by the Corporation of Shares thereunder are exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Restricted Awards of the Shares to be distributed thereunder under any applicable securities laws;

7. without restricting the generality of Section 4.5 of the Plan, the Corporation is expressly authorized to withhold and remit all Applicable Withholding Taxes arising as a consequence of the issuance, transfer, amendment or vesting of a Restricted Award granted pursuant to this Agreement or the issuance of Shares thereunder, (the "Applicable Withholding Taxes Amount"), in any of the following ways or any combination thereof:

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(a) by requiring the Participant, as a precondition to the Corporation's obligation to issue Shares from treasury, to pay to the Corporation in cash the Applicable Withholding Taxes Amount, to be remitted by GSV to the appropriate government authorities for the Participant's account;

(b) by offset against any salary or other amounts otherwise due or to become due from the Corporation to the Participant and remitting such amounts to the appropriate government authorities for the Participant's account; and

(c) by selling, as the Participant's agent, sufficient of the Shares issued to the Participant in payment and settlement of the Restricted Awards to raise, net of commissions and other related expenses, cash in an amount not less than the Applicable Withholding Taxes Amount and remitting the Applicable Withholding Taxes Amount to the appropriate government authorities for the Participant's account, and the Participant hereby irrevocably appoints the Corporation as the Participant's agent to effect such sale or sales and receive the proceeds therefrom;

otherwise all on the terms and subject to the conditions and restrictions set out in the Plan.

By signing this Agreement, the Participant acknowledges that the Participant has read and understands the Plan and agrees to the terms and conditions of the Plan and this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the __________________day of _________________, 20____.

HIGH TIDE INC.

By:	By:
Participant	Authorized Signatory

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SCHEDULE "E"

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

1. PURPOSE

The Nominating and Corporate Governance Committee (the "Committee") shall assist the board of directors (the "Board") of High Tide Inc., a corporation existing under the laws of Alberta (the "Company"), in fulfilling its responsibilities relating to the director nomination process and the development and implementation of sound corporate governance practices.

2. COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least two directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chair of the Committee (a "Chair"). If a Chair is not so appointed, the members of the Committee may elect a Chair by majority vote. Committee members may be removed by the Board in its discretion.

The Chair and each member of the Committee shall serve until his or her successor is duly appointed, or until his or her earlier death, resignation or removal by the Board.

At any time that the Company is neither a foreign private issuer (as such term is defined by the rules of the United States Securities and Exchange Commission) nor a "controlled company" (as such term is defined in the National Association of Securities Dealers Automated Quotations ("NASDAQ") listing rules), unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee will qualify as an "independent director" as defined by the NASDAQ listing standards then in effect and the National Instrument 52-110 - Audit Committees.

No independent member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to directors.

3. MEETINGS

The Committee shall hold regularly scheduled meetings and such special meetings as circumstances dictate. The Committee shall report regularly regarding the Committee's activities and actions to the Board.

A. Agenda and Notice

The Chair shall establish the meeting dates and the meeting agenda. In setting the agenda for a meeting, the Chair shall encourage the Committee members, Chief Executive Officer ("CEO") and other executive officers, and other members of the Board to provide input in order to address emerging issues.

The Chair or Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting. The Chair or a majority of the members of the Committee may call a special meeting of the Committee at any time.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

B. Holding and Recording Meetings

Committee meetings may be held in person, video conference or telephonically. Action may be taken by the Committee upon the affirmative vote of a majority of the members. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

C. Action Without Meeting

Action may be taken by the Committee without a meeting if all of the members of the Committee indicate their approval thereof in writing.

D. Quorum

A majority of the members of the Committee shall constitute a quorum.

4. COMPENSATION

The compensation of Committee members shall be determined by the Board and/or a committee of the Board.

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5. RESPONSIBILITIES AND POWERS OF THE COMMITTEE

Subject to the terms of any agreement between shareholders of the Company and Company, the Committee has direct responsibility and power to perform the following duties:

A. Director Nomination and Board Succession Planning

The Committee shall develop and recommend to the Board appropriate qualifications and criteria for the selection of Board and Committee members. When requested by the Board, the Committee shall consider and recommend for approval by the Board candidates qualified to be nominated for election as directors and to each of the Committees of the Board. For such purpose, the Committee shall develop a succession plan for the Board, including maintaining a list of qualified candidates.

In making its recommendations, the Committee should consider:

1. The competencies and skills that the Committee considers to be necessary for the Board to possess;

2. The competencies and skills that the Committee considers each existing Director possesses;

3. The competencies and skills each new nominee will bring to the boardroom;

4. The diversity of candidates (abilities, experience, perspective, education, gender, background, race and national origin); and

5. Whether each new nominee can devote sufficient time and resources to his or her duties as a Board member.

The Committee shall be responsible for assessing the independence of directors within the meaning of securities laws and stock exchange rules applicable to the Company and addressing any potential conflict of interest situations.

The Committee shall assist the Board with the review of the size and composition of the Board and its committees, with a view to facilitating effective decision-making.

B. Board Orientation and Education

The Committee shall assist in the orientation of newly elected or appointed directors, including in becoming acquainted with the nature and operation of the Company's business and its governance practices including an understanding of the role of the Board and its committees, as well as the contribution individual directors are expected to make (particularly with respect to the commitment of time and resources that the Company expects from its directors).

The Committee shall also ensure that the Company provides continuing education opportunities for all members of the Board, so that directors maintain or enhance their skills and abilities as directors and that their knowledge and understanding of the Company's business remains current.

C. Board and Committee Evaluation

The Committee will develop appropriate qualifications and criteria for the Board as a whole and for individual directors. The Committee shall ensure that the Board and its committees are assessed on an annual basis regarding their effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, the Board Governance Practices and Mandate/Charters.

D. Corporate Governance

The Committee shall periodically review and make recommendations in respect of the Company's corporate governance principles and practices, associated disclosure and the Company's Code of Business Conduct and Ethics and other related corporate policies as recommended by the CEO and accepted by the Committee. The Committee shall for such purpose periodically review proposed, new or amended regulatory requirements or stock exchange rules relating to corporate governance as advised by the Head of the Legal Department.

The Committee shall assist the Board and the standing committees of the Board in reviewing the Mandate of the Board, the Charters of the standing committees and the position descriptions for the Chair of the Board and the Chair of each Board committee.

E. Strategic Planning

The Committee will regularly review the strategic plan and goals of the organization, along with ensuring that they are formally reviewed annually. The Committee will review and approve the overall strategic planning process and ensure that systems are in place for measuring and monitoring the plan.

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F. Risk Assessment

Assessment of principle risks to the organization will be governed by the Committee, along with ensuring appropriate systems and steps are implemented to manage those risks.

G. Other Responsibilities

The Committee shall perform such other duties with respect to Board nominations, corporate governance and related matters as may be delegated from time to time by the Board or may be required by law or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6. COMMITTEE ADMINISTRATIVE MATTERS

A. Independent Advisers

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal and executive search firms or accounting and other advisors to carry out its responsibilities.

B. Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

C. Reports to Board

The Committee shall report periodically to the Board regarding Committee matters and/or the meetings of the Committee with such recommendations to the Board as the Committee deems appropriate.

D. Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of this Charter.

E. Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of industry governance practices, disclosure requirements and the governance practices applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company's business, their responsibilities and the Company's governance practices.

F. Review of This Charter

The Committee shall review and assess annually the adequacy of this Charter and recommend any proposed changes to the Board for approval.

The procedures outlined in this Charter are meant to serve as guidelines, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.

G. Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee's performance.

This Charter was approved by the Board on June 21, 2021.

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SCHEDULE "E"

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

1. PURPOSE

The Nominating and Corporate Governance Committee (the "Committee") shall assist the board of directors (the "Board") of High Tide Inc., a corporation existing under the laws of Alberta (the "Company"), in fulfilling its responsibilities relating to the director nomination process and the development and implementation of sound corporate governance practices.

2. COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least two directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chair of the Committee (a "Chair"). If a Chair is not so appointed, the members of the Committee may elect a Chair by majority vote. Committee members may be removed by the Board in its discretion.

The Chair and each member of the Committee shall serve until his or her successor is duly appointed, or until his or her earlier death, resignation or removal by the Board.

At any time that the Company is neither a foreign private issuer (as such term is defined by the rules of the United States Securities and Exchange Commission) nor a "controlled company" (as such term is defined in the National Association of Securities Dealers Automated Quotations ("NASDAQ") listing rules), unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee will qualify as an "independent director" as defined by the NASDAQ listing standards then in effect and the National Instrument 52-110 - Audit Committees.

No independent member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to directors.

3. MEETINGS

The Committee shall hold regularly scheduled meetings and such special meetings as circumstances dictate. The Committee shall report regularly regarding the Committee's activities and actions to the Board.

A. Agenda and Notice

The Chair shall establish the meeting dates and the meeting agenda. In setting the agenda for a meeting, the Chair shall encourage the Committee members, Chief Executive Officer ("CEO") and other executive officers, and other members of the Board to provide input in order to address emerging issues.

The Chair or Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting. The Chair or a majority of the members of the Committee may call a special meeting of the Committee at any time.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

B. Holding and Recording Meetings

Committee meetings may be held in person, video conference or telephonically. Action may be taken by the Committee upon the affirmative vote of a majority of the members. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

C. Action Without Meeting

Action may be taken by the Committee without a meeting if all of the members of the Committee indicate their approval thereof in writing.

D. Quorum

A majority of the members of the Committee shall constitute a quorum.

4. COMPENSATION

The compensation of Committee members shall be determined by the Board and/or a committee of the Board.

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5. RESPONSIBILITIES AND POWERS OF THE COMMITTEE

Subject to the terms of any agreement between shareholders of the Company and Company, the Committee has direct responsibility and power to perform the following duties:

A. Director Nomination and Board Succession Planning

The Committee shall develop and recommend to the Board appropriate qualifications and criteria for the selection of Board and Committee members. When requested by the Board, the Committee shall consider and recommend for approval by the Board candidates qualified to be nominated for election as directors and to each of the Committees of the Board. For such purpose, the Committee shall develop a succession plan for the Board, including maintaining a list of qualified candidates.

In making its recommendations, the Committee should consider:

1. The competencies and skills that the Committee considers to be necessary for the Board to possess;

2. The competencies and skills that the Committee considers each existing Director possesses;

3. The competencies and skills each new nominee will bring to the boardroom;

4. The diversity of candidates (abilities, experience, perspective, education, gender, background, race and national origin); and

5. Whether each new nominee can devote sufficient time and resources to his or her duties as a Board member.

The Committee shall be responsible for assessing the independence of directors within the meaning of securities laws and stock exchange rules applicable to the Company and addressing any potential conflict of interest situations.

The Committee shall assist the Board with the review of the size and composition of the Board and its committees, with a view to facilitating effective decision-making.

B. Board Orientation and Education

The Committee shall assist in the orientation of newly elected or appointed directors, including in becoming acquainted with the nature and operation of the Company's business and its governance practices including an understanding of the role of the Board and its committees, as well as the contribution individual directors are expected to make (particularly with respect to the commitment of time and resources that the Company expects from its directors).

The Committee shall also ensure that the Company provides continuing education opportunities for all members of the Board, so that directors maintain or enhance their skills and abilities as directors and that their knowledge and understanding of the Company's business remains current.

C. Board and Committee Evaluation

The Committee will develop appropriate qualifications and criteria for the Board as a whole and for individual directors. The Committee shall ensure that the Board and its committees are assessed on an annual basis regarding their effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, the Board Governance Practices and Mandate/Charters.

D. Corporate Governance

The Committee shall periodically review and make recommendations in respect of the Company's corporate governance principles and practices, associated disclosure and the Company's Code of Business Conduct and Ethics and other related corporate policies as recommended by the CEO and accepted by the Committee. The Committee shall for such purpose periodically review proposed, new or amended regulatory requirements or stock exchange rules relating to corporate governance as advised by the Head of the Legal Department.

The Committee shall assist the Board and the standing committees of the Board in reviewing the Mandate of the Board, the Charters of the standing committees and the position descriptions for the Chair of the Board and the Chair of each Board committee.

E. Strategic Planning

The Committee will regularly review the strategic plan and goals of the organization, along with ensuring that they are formally reviewed annually. The Committee will review and approve the overall strategic planning process and ensure that systems are in place for measuring and monitoring the plan.

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F. Risk Assessment

Assessment of principle risks to the organization will be governed by the Committee, along with ensuring appropriate systems and steps are implemented to manage those risks.

G. Other Responsibilities

The Committee shall perform such other duties with respect to Board nominations, corporate governance and related matters as may be delegated from time to time by the Board or may be required by law or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6. COMMITTEE ADMINISTRATIVE MATTERS

A. Independent Advisers

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal and executive search firms or accounting and other advisors to carry out its responsibilities.

B. Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

C. Reports to Board

The Committee shall report periodically to the Board regarding Committee matters and/or the meetings of the Committee with such recommendations to the Board as the Committee deems appropriate.

D. Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of this Charter.

E. Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of industry governance practices, disclosure requirements and the governance practices applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company's business, their responsibilities and the Company's governance practices.

F. Review of This Charter

The Committee shall review and assess annually the adequacy of this Charter and recommend any proposed changes to the Board for approval.

The procedures outlined in this Charter are meant to serve as guidelines, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.

G. Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee's performance.

This Charter was approved by the Board on June 21, 2021.

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insider trading laws. Disclosing nonpublic material information to other people, including immediate family members or friends, or recommending the purchase or sale of the Company's shares to others while aware of nonpublic material information, is known as "tipping" and is illegal. A person who receives the information (i.e., is "tipped") and then trades in the Company's shares or informs others of that information is also in violation of insider trading laws.

E. Financial Integrity and Responsibility

Representatives are expected to act responsibly and exercise sound judgment with respect to matters involving company finances. Representatives must adhere to all applicable accepted accounting standards and practices, keep accurate, complete and timely records, submit accurate and complete reports as required, comply with the Company's system of internal controls, and sign only those documents you believe to be correct and complete. The Company will not (i) establish any undisclosed or unrecorded funds or assets for any purpose, (ii) enter into side agreements or other informal arrangements, either written or oral or (iii) not take any actions or fail to take any actions that would cause its financial records or financial disclosure to fail to comply with generally accepted accounting principles and all applicable laws, rules and regulations. All Representatives must cooperate fully and completely with the Company's accounting and audit teams, as well as the Company's independent public accountants and counsel, providing them with complete and accurate information and assistance. Representatives are prohibited from coercing, manipulating, misleading or improperly influencing the Company's internal or external auditors at any time. Representatives are prohibited from knowingly making, or causing or encouraging any other person from making, in any of the Company's public disclosure, any false or misleading statements or any omissions of any information necessary to make the disclosure complete and accurate in all material respects. If you suspect or observe any irregularities relating to financial integrity and responsibility, immediately report them to their relevant executive officer or the nominating and corporate governance committee of the Company (the "Nominating and Corporate Governance Committee").

F. Compliance

The Nominating and Corporate Governance Committee is responsible for reviewing and evaluating this Code at least annually and will recommend any necessary or appropriate changes to the Board for consideration.

G. Reporting Violations of this Code

All Representatives shall adhere to High Tide's commitment to conduct its business and affairs in a lawful and ethical manner. All Representatives are encouraged to talk to their relevant executive officer or the management team when in doubt about the best course of action in a particular situation and to report any breach or suspected breach of law, regulation, this Code or any of the Company's corporate policies.

The Company prohibits retaliatory action against any Representative who, in good faith, reports a possible violation of this Code. Any Representative who believes he or she has been retaliated against should promptly report it to their relevant executive officer.

H. Consequences of Violation of this Code

Representatives may be required to certify their understanding of and compliance with this Code from time to time as applicable. Failure to comply may result in severe consequences, which could include internal disciplinary action or termination of employment or consulting arrangements without notice. Violation may also violate certain Canadian and/or other laws. If it appears a Representative may have violated such laws, the Company may refer the matter to the appropriate authorities, which could lead to legal proceedings, penalties, fines or imprisonment.

I. Waiver of this Code

Waivers or exceptions may be granted only in advance and under exceptional circumstances by the Nominating and Corporate Governance Committee. Any waiver of this with respect to a member of the Nominating and Corporate Governance Committee may be granted only by the audit committee of the Company. Any waiver with respect to a director or executive officer of the Company may be granted only by the Board. Any such waiver shall be disclosed to the extent and in the manner required by applicable laws or stock exchange rules.

This Code was approved by the Board on June 21, 2021.

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SCHEDULE "G"

COMPENSATION COMMITTEE CHARTER

1. PURPOSE

The Compensation Committee (the "Committee") shall assist the board of directors (the "Board") of High Tide Inc., a corporation existing under the laws of Alberta (the "Company"), in fulfilling its governance responsibilities relating to oversight of the Company's compensation policies, succession planning, performance evaluations, plans and programs, compensation of the Company's directors, Chief Executive Officer ("CEO") and other executives officers and the Company's equity-based and incentive compensation programs. The term "compensation" shall include salary, long-term incentives, bonuses, perquisites, equity incentives, severance arrangements, retirement benefits and other related benefits and benefit plans.

2. COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least two directors and a maximum of five voting members (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chair of the Committee (the "Chair"). If a Chair is not so appointed, the members of the Committee may elect a Chair by majority vote. Committee members may be removed by the Board in its discretion.

The Chair and each member of the Committee shall serve until their successor is duly appointed, or until their earlier death, resignation or removal by the Board.

At any time that the Company is neither a "foreign private issuer" (as such term is defined by the rules of the United States Securities and Exchange Commission) nor a "controlled company" (as such term is defined in the National Association of Securities Dealers Automated Quotations ("NASDAQ") listing rules), unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee will qualify as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an "independent director" as defined by the NASDAQ listing standards then in effect and the National Instrument 52-110 - Audit Committees.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to directors. No director who serves as board member of any other company shall be eligible to serve as a member of the Committee unless the Board has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the nominating and corporate governance committee of the Board.

The CEO shall appoint an employee to serve as a liaison to the Committee.

3. MEETINGS

The Committee shall hold regularly scheduled meetings and such special meetings as circumstances dictate. The Committee shall report regularly regarding the Committee's activities and actions to the Board.

A. Agenda and Notice

The Chair shall establish the meeting dates and the meeting agenda. In setting the agenda for a meeting, the Chair shall encourage the Committee members, CEO and other executive officers, and other members of the Board to provide input to address current and emerging issues.

The Chair or Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting. The Chair or a majority of the members of the Committee may call a special meeting of the Committee at any time.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

The Committee shall meet as frequently as it deems necessary, but no less than three times per year.

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B. Holding and Recording Meetings

Committee meetings may be held in person, video conference or telephonically. Action may be taken by the Committee upon the affirmative vote of a majority of the members. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

C. Action without Meeting

Action may be taken by the Committee without a meeting if all of the members of the Committee indicate their approval thereof in writing.

D. Quorum

A majority of the members of the Committee shall constitute a quorum.

4. COMPENSATION

The compensation of Committee members shall be determined by the Board.

5. RESPONSIBILITIES AND POWERS OF THE COMMITTEE

The Committee has direct responsibility and power to perform the following duties:

A. Overall Compensation Strategy

The Committee shall evaluate and recommend to the Board for approval the compensation plans and programs advisable for the Company, as well as evaluating and recommending to the Board for approval the modification or termination of existing plans and programs.

B. Executive Compensation Philosophy

The Committee shall review and approve the Company's goals and objectives relevant to overall executive compensation philosophy based on the principles that compensation should, to a significant extent, be reflective of the financial performance of the Company, and ensure that the administration of the Company's executive compensation plans, policies and practices conform to this philosophy.

C. Executive Officer Evaluation and Compensation

The Committee shall review and approve goals and objectives relevant to CEO and other executive officer compensation, evaluate the performance of the CEO and other executive officers in light of those goals and objectives and with appropriate input from other independent directors, determine and recommend to the Board for approval, the compensation levels for the CEO and other executive officers based on this evaluation with the deliberations and voting on the CEO's compensation to be conducted without the CEO present.

As part of the annual review of the performance of the CEO and other executive officers, the Committee shall satisfy itself as to the integrity and values of the executive officers and the contribution of the executive officers in creating a positive culture throughout the organization and shall report those determinations to the Board.

D. Appointment or Removal of the CEO and Other Executive Officers

The Committee shall assist the Board with the selection and appointment of the CEO and provide oversight to the appointment and termination of other executive officers of the Company.

The Committee shall consider and make recommendations to the Board in respect of the terms of the service/employment contracts of the CEO and other executive officers and any proposed changes to these contracts. The Committee shall also ensure that contractual terms on termination, and any payments made, are fair to the individual and the Company, that poor performance is not rewarded and that the duty to mitigate loss is fully recognized. The hiring or termination of employment of any executive officer by any representative of the Company other than the Board may be subject to review and approval by the Committee.

E. Director Compensation

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The Committee shall periodically evaluate and make recommendations to the Board with respect to appropriate forms and amounts of compensation for non-employee directors of the Company to ensure that it properly aligns the interests of directors with the long-term interests of the Company and shareholders and that it realistically reflects the responsibilities and risks involved in being an effective director of the Company.

F. Equity-Based and Incentive Compensation Plans

The Committee shall administer the Company's equity-based plans and management incentive compensation plans and make recommendations to the Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

G. Position Description for the CEO

Together with the CEO, the Committee shall develop a clear position description for the CEO, delineating roles and responsibilities between the Board and the executive officers.

H. Succession Planning

The Committee shall assist the Board in overseeing that succession planning programs are in place for the CEO and other executive officers. An annual succession planning review for the CEO and key executives will occur.

I. Disclosure

The Committee shall review and discuss with management the Company's proposed compensation disclosures and based on such review and discussion, make a recommendation to the Board as to such disclosures in annual reports, as applicable. The Committee shall produce an annual Committee report for inclusion in the Company's annual report, in compliance with applicable rules and regulations.

J. Insurance Coverage

The Committee shall review and establish appropriate insurance coverage for the directors and executive officers.

K. Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate. The Committee will receive and provide feedback on management reports on significant human resources initiatives, including but not limited to formal engagement surveys, employee training, etc.

6. COMMITTEE ADMINISTRATIVE MATTERS

A. Independent Advisers

The Committee shall in its sole discretion, appoint, retain or obtain the advice of compensation consultants, legal counsel or other advisers ("advisors"). The Committee shall have the sole authority and direct responsibility to approve such advisors' fees and other retention terms, to oversee the work of and to terminate the services of such advisors, and the authority and responsibility to pay from Company funds reasonable compensation to such advisors, as determined by the Committee.

Before selecting or obtaining the advice of such firm or expert (other than in-house legal counsel), the Committee shall consider all factors relevant to the independence of such consultant, legal counsel or adviser from management, including the factors set forth in the NASDAQ listing standards then in effect and any other applicable laws, rules or regulations.

B. Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

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C. Reports to Board

The Committee shall report periodically to the Board regarding Committee matters and/or the meetings of the Committee with such recommendations to the Board as the Committee deems appropriate.

D. Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of this Charter.

E. Education and Orientation

Members of the Committee shall be provided with appropriate and timely training or information to enhance their understanding of industry compensation practices, compensation disclosure requirements and the compensation strategy applicable to the Company.

F. Review of This Charter

The Committee shall review and assess annually the adequacy of this Charter and recommend any proposed changes to the Board for approval. The procedures outlined in this Charter are meant to serve as guidelines, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.

G. Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee's performance.

7. CHAIR DUTIES AND RESPONSIBILITIES The Chair has the following duties and responsibilities:

(a) Provide overall leadership to enhance the effectiveness of the Committee, including overseeing the structure, composition, membership and activities delegated to the Committee;

(b) Chairing every meeting of the Committee and encouraging free and open discussion at the meetings. Encouraging Committee members to ask questions and express viewpoints during meetings;

(c) Scheduling and setting the agenda for the Committee meetings with input from other Committee members, CEO and management, as appropriate, and ensuring that there is sufficient time during Committee meetings to fully discuss agenda items;

(d) Facilitating the timely, accurate and proper flow of information to and from the Committee;

(e) Arranging for management, external advisors and others to attend and present to the Committee, as appropriate;

(f) Taking all other reasonable steps to ensure that the responsibilities and duties of the Committee are well understood by the Committee members and executed as effectively as possible;

(g) Foster ethical and responsible decision-making by the Committee and its individual members;

(h) As needed or appropriate, enable the Committee to meet in separate, regularly scheduled, non-management, closed sessions with, or without external advisors;

(i) Following each meeting of the Committee report to the Board on the activities, findings and any recommendations of the Committee; and

(j) Carry out such duties as may be reasonably requested by the Board.

This Charter was approved by the Board on June 21, 2021.

G-iv

THE RISING TIDE OF CANNABIS

Our Story

Over a decade of experience in the cannabis industry has positioned High Tide Inc as a leading enterprise operating across Canada, The United States and Europe. Founded in 2009, our portfolio companies include a dominant Canadian cannabis retail chain, a global manufacturer and distributor of cutting-edge consumption accessories, and the largest accessories ecommerce platform in the world. We've spent the last decade developing an intimate understanding of cannabis consumers and a suite of retail experiences to service their interests, uniquely positioning High Tide for international expansion through emerging legal markets.

Our Brands

META CANNABIS CO

FAMOUS BRANDZ

Smoke Cartel

CBDcity

KUSHBAR

VALIANT DISTRIBUTION

Grasscity

CANNA Cabana

FABCBD

newLeaf cannabis

CONTACT US
+1 855-747-6420
info@hightideinc.com

HIGHTIDE INC.

HEAD OFFICE
#112, 11127 15 STREET NE
CALGARY, AB, T3K 2M4